Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

dated as of

September 10, 2015

among

PANGEA PRIVATE HOLDINGS II, LLC,

PANGEA MERGER SUB INC.

and

PREMIERE GLOBAL SERVICES, INC.

TABLE OF CONTENTS

 i

 ii

TABLE OF EXHIBITS

Exhibit A Form of Articles of Incorporation of Surviving Corporation

 iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (as amended, this “Agreement”) dated as of September 10, 2015 by and among Pangea Private Holdings II, LLC, a Delaware limited liability company (“Parent”), Pangea Merger Sub Inc., a Georgia corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Premiere Global Services, Inc., a Georgia corporation (the “Company”).

RECITALS:

WHEREAS, the parties wish to consummate the business combination transaction provided for herein, pursuant to which Merger Sub will merge with and into the Company, with Company surviving as a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe certain conditions to the Merger as specified herein; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Siris Partners II, L.P., Siris Partners II Parallel, L.P., Siris Partners III, L.P., and Siris Partners III Parallel, L.P. (collectively, the “Guarantors”) are entering into a guarantee with the Company (the “Limited Guaranty”) pursuant to which the Guarantors are guaranteeing certain obligations of Parent and Merger Sub in connection with this Agreement as specified therein.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

Article 1
Definitions

Section 1.01.      Definitions. (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third Party offer or proposal, (i) relating to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, share exchange, business combination or similar transaction involving more than 20% of the total voting power of the capital stock, or more than 20% of the consolidated assets, of the Company or (ii) which, if consummated, would result in a direct or indirect acquisition of more than 20% of the total voting power of the capital stock, or more than 20% of the consolidated assets, of the Company and its Subsidiaries.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Applicable Law” means, with respect to any Person, any federal, state, local or foreign law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Board of Directors” means the board of directors of the Company.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Atlanta, Georgia or New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of June 30, 2015 and the footnotes thereto included in the Company SEC Documents.

“Company Balance Sheet Date” means June 30, 2015.

“Company Credit Facility” means the Credit Agreement dated as of May 10, 2010 among American Teleconferencing Services, Ltd., as a borrower, the Company and certain Subsidiaries and Affiliates of the borrower, as guarantors, the lenders party thereto, Bank of America, N.A., as Administrative Agent and Collateral Agent, JP Morgan Chase Bank, N.A. and RBS Citizens, National Association, as Co-Syndication Agents, and Wells Fargo Bank, National Association, as Documentation Agent, as amended by Amendment No. 1 dated as of May 10, 2010, Amendment No. 2 dated as of December 20, 2011, Amendment No. 3 dated as of August 27, 2013 and Amendment No. 4 dated as of August 27, 2014.

“Company Data” means all right, title and interest in and with respect to the data contained in the any databases of the Company (including any and all trade secrets and Personal Information) and all other information and data compilations used by, or necessary to, the business of the Company.

“Company Disclosure Schedule” means the disclosure schedule dated as of the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Sub.

“Company Employee” means, at any specified time, an employee of the Company or any of its Subsidiaries.

“Company Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) employment, consulting, severance, change in control, transaction bonus, retention or similar plan, agreement, arrangement, program or policy or (iii) other plan, agreement, arrangement, program or policy providing for compensation, bonuses, profit-sharing, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangement), medical, dental, vision, prescription or fringe benefits, life insurance, relocation or expatriate benefits, perquisites, disability or sick leave benefits, employee assistance program, supplemental unemployment benefits or post-employment or retirement benefits, whether or not written, that is sponsored, maintained, administered, contributed to or entered into by the Company or any of its Subsidiaries for the current or future benefit of any current or former Company Service Provider.

“Company Material Adverse Effect” means any fact, circumstance, change, event, occurrence or effect that (i) is, or would reasonably be expected to be, materially adverse to the condition (financial or otherwise), business, properties, liabilities, assets or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) materially impairs, or would reasonably be expected to materially impair, the Company’s ability to consummate the transactions contemplated by this Agreement; provided, however, that none of the following shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred: (A) changes in the financial or securities markets or general economic, business or political conditions, (B) changes or proposed changes in Law or GAAP or interpretations or enforcement thereof by any Governmental Authority, (C) changes or conditions generally affecting the industries or markets in which the Company and its Subsidiaries operate, (D) acts of war, sabotage or terrorism or natural disasters, (E) any termination of or reduction in the Company’s and its Subsidiaries’ relationships with customers, suppliers, employees, distributors, agents, resellers, partners or joint venture partners due to the negotiation, announcement, pendency or consummation of this Agreement and the transactions contemplated hereby, (F) any failure by the Company to meet (x) its internal or published projections, estimates, forecasts or expectations or (y) any published analyst projections, estimates, forecasts or expectations, of the Company’s budgets, plans, revenue, earnings or other financial performance or results of operations for any period in and of itself, (G) changes in the price or trading volume of the Company Stock after the date hereof and prior to the Effective Time in and of themselves, (H) any action taken by the Company, or which the Company causes to be taken by any of its Subsidiaries, in each case which is required or permitted by or resulting from or arising in connection with this Agreement or taken (or omitted to be taken) at the written request of Parent, or (I) the initiation of any Proceedings by any Person, including any holder of Company Stock, arising out of or relating to this Agreement or the transactions contemplated hereby, except that in the case of each of clauses (A), (B), (C) and (D), such fact, circumstance, change, event, occurrence or effect shall be taken into account to the extent that such fact, circumstance, change, event, occurrence or effect has a disproportionately adverse impact on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and its Subsidiaries operate (in which case only the disproportionate adverse impact shall be taken into account in determining whether there has been a Company Material Adverse Effect) and except that, with respect to clauses (F) and (G), the facts and circumstances giving rise to such failure or changes that are not otherwise excluded from the definition of a Company Material Adverse Effect may be taken into account in determining whether there has been a Company Material Adverse Effect.

“Company Non-Employee Director” means each non-employee director of the Company as of immediately prior to the Effective Time.

“Company Service Provider” means, at any given time, (i) any Company Employee, or (ii) any director, officer or individual independent contractor or consultant of the Company or any of its Subsidiaries.

“Company Stock” means the common stock, $0.01 par value, of the Company.

“Company Stock Plans” means the Company’s Amended and Restated 1998 Stock Plan, the Company’s Amended and Restated 2000 Directors Stock Plan, the Company’s Amended and Restated 2004 Long-Term Incentive Plan and the Company’s 2014 Incentive Plan, in each case as such plan may have been amended from time to time, and any other equity-based compensation plan that is sponsored or maintained by the Company or any of its Subsidiaries, that provides for awards of stock options, restricted shares, restricted stock units, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company

“Confidentiality Agreement” means the confidentiality agreement between the Company and Siris Capital Group, LLC, dated as of May 12, 2015.

“DOL” means the United States Department of Labor.

“Environmental Law” means any Applicable Law or any legally binding agreement with any Governmental Authority relating to the environment, any Hazardous Substance or, as it relates to exposure to any Hazardous Substance, human health and safety.

“Environmental Permits” means all permits, licenses, consents, franchises, certificates, approvals and other similar authorizations of Governmental Authorities required by Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“GAAP” means generally accepted accounting principles in the United States.

“GBCC” means the Georgia Business Corporation Code.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant or toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, including petroleum, its derivatives, by-products, other hydrocarbons, asbestos and asbestos-containing materials, and any other substance, waste or material that in relevant concentration is regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and applicable regulations promulgated thereunder.

“Indebtedness” means, with respect to a Person, without duplication, (a) all indebtedness for borrowed money (except for any indebtedness among such Person and its wholly owned Subsidiaries or among wholly owned Subsidiaries of such Person), (b) all indebtedness for the deferred purchase price of property or services, (c) all obligations evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (f) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities and (g) any liability of others described in clauses (a) through (f) above that the Person has guaranteed or that is otherwise its legal liability, and including in clauses (a) through (g) above any accrued and unpaid interest or penalties thereon.

“Intellectual Property” means any and all intellectual property rights arising from or associated with any of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (i) trade names, trademarks and service marks (registered and unregistered), trade dress and similar rights, and applications (including intent to use applications) to register any of the foregoing, together with all goodwill associated with each of the foregoing (collectively, “Marks”); (ii) domain names and other Internet addresses or identifiers (“Domain Names”); (iii) patents (including utility patents and design patents) and patent applications (collectively, “Patents”); (iv) works of authorship (including Software), copyrights (registered and unregistered) and applications for registration (collectively, “Copyrights”); (v) Trade Secrets, know-how, technology, inventions, methods, processes, customer lists and all documentation therefore; and (vi) any other proprietary, intellectual or industrial property rights of any kind or nature.

“IRS” means the United States Internal Revenue Service.

“Knowledge” of any party means (i) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed in Schedule 1(a) and (ii) with respect to Parent, the actual knowledge of the individuals set forth on Schedule 1(b).

“Lien” means pledges, mortgage, easement, claims, liens, charges, options, rights of first refusal, encumbrances and security interests of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership).

“Open Source Software” means any Software that is subject to any “open source” license, including any license that is or substantially similar to a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, the GNU General Public License (GPL), the Lesser GNU Public License, any “copyleft” license or any other license that requires as a condition of use, modification or distribution of such Software that such Software or other Software combined or distributed with it be: (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making derivative works; (iii) redistributable at no charge; or (iv) licensed subject to a patent non-assert or royalty-free patent license.

“Other Person” means any Person other than Company, Company’s Affiliates, Company’s Subsidiaries, Parent, Merger Sub, Affiliates of Parent or Merger Sub, Subsidiaries of Parent or Merger Sub, or any of the personnel or employees of any of the foregoing.

“Parent Material Adverse Effect” means any fact, circumstance, change, event, occurrence or effect that has or would reasonably be expected to prevent, materially delay or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Liens” means (i) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings (and for which adequate reserves have been established in accordance with GAAP), (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business and not securing amounts more than 30 days overdue or the validity or amount of which is being contested in good faith by appropriate Proceedings (and for which adequate reserves have been established in accordance with GAAP), including liens, pledges or deposits in the ordinary course of business securing the performance of bids, trade contracts, leases or obligations (including in respect of workers’ compensation, unemployment insurance or other social security legislation, but excluding Liens imposed under ERISA), (iii) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (iv) exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens that do not materially interfere with the present use of the assets of the Company and its Subsidiaries taken as a whole and (v) any Lien in respect of, arising under or permitted by the Company Credit Facility (which will be terminated as of the Closing Date, except for any Liens arising under the letters of credit set forth on Section 1.01 of the Company Disclosure Schedule which are secured only by the collateral described in Section 1.01 of the Company Disclosure Schedule).

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Authority.

“Personal Information” means a natural person’s name, street address, telephone number, email address, photograph, social security number or other similar governmental identifier, driver’s license number, health information, biometric data, passport number, or customer or account number, user ID, or any other piece of information which on its own or in combination with any other piece of information allows the identification of a natural person.

“Proceedings” means any suit, action, proceeding, assessment, arbitration, audit, hearing, or investigation (in each case, whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority.

“Required Information” means (i) the historical financial statements regarding the Company and its Subsidiaries identified in clauses (a) and (b)(i) of paragraph 7 of Exhibit D of the Debt Commitment Letters, (ii) customary business and financial information reasonably requested by Parent, including as is necessary in the preparation of the pro forma financial statements identified in clause (c) of paragraph 7 of the Debt Commitment Letters and (iii) other customary and readily available marketing materials, in each case of clauses (ii) and (iii), for inclusion in, and necessary for the preparation of, the “CIM” and “Public Package” referred to in Section 3 of the Debt Commitment Letters.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Software” means any and all: (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; and (ii) all documentation, including user documentation, user manuals and training materials, relating to any of the foregoing.

“Solvent” means, when used with respect to any Person, that, on a consolidated basis as of the date of determination, (i) the sum of the assets, at a fair valuation, of such Person will, as of such date, be greater than its debts, (ii) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business and (iii) such Person will be able to pay its debts as they mature. For purposes of this definition, (A) “debt” means liability on a “claim” and (B) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured. The amount of liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Subsidiary” means, with respect to any Person, any entity of which (i) securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person, (ii) more than 50% of the securities or other ownership interests are on the date hereof directly or indirectly owned by such Person or (iii) such Person or any Subsidiary of such Person is a general partner (excluding partnerships in which such Person or any Subsidiary of such Person does not have a majority of the voting interests in such partnership).

“Tax” means any and all federal, state, local and foreign taxes, fees, levies, duties, tariffs, customs, imposts, and other similar charges imposed by or payable to any Governmental Authority primarily responsible for the assessment, imposition and collection of taxes (a “Taxing Authority”), including taxes or other charges on or with respect to income, profits, capital gain, alternative or add on minimum, estimated, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security and other mandatory pension plan or employment insurance, workers’ compensation, unemployment compensation, severance, health, disability, or services occupancy, escheat payments or net worth, and taxes or other charges in the nature of excise, withholding on amounts paid to or by any Person, ad valorem, stamp, transfer, service value added, goods and services, harmonized sales, production or gains taxes (together, in each case, with any and all interest, penalties and additions to tax).

“Tax Return” means any report, return, document, declaration or other information or filing required to be filed with respect to Taxes with the U.S. Internal Revenue Service or other Taxing Authority, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries).

“Third Party” means any Person, other than Parent or any of its Affiliates.

“Trade Secrets” means trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

“Transaction Documents” means this Agreement, the Limited Guaranty, the Equity Commitment Letter and the schedules, annexes, appendices and exhibits hereto and thereto.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 or any similar or related Law.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptable Confidentiality Agreement	6.03(h)(i)
Adverse Recommendation Change	6.03(h)(ii)
Aggregate Merger Consideration	2.03(a)
Agreement	Preamble
Allen & Company	4.24
Alternative Acquisition Agreement	6.03(b)
Anti-Money Laundering Laws	4.23(b)
Certificate of Merger	2.01(c)
Certificates	2.03(a)
Closing	2.01(b)
Closing Date	2.01(b)
Collective Bargaining Agreement	4.18(a)

Term	Section
Company	Preamble
Company Agreement	7.03(c)
Company Articles	4.01
Company Bylaws	4.01
Company Deferred Stock Unit	2.05(e)
Company IP	4.15(a)
Company Material Contract	4.20
Company Performance Share	2.05(b)
Company Performance Unit	2.05(d)
Company Recommendation	4.02(b)
Company Registered IP	4.15(a)
Company Restricted Share	2.05(a)
Company SEC Documents	4.07(a)
Company Securities	4.05(b)
Company Shareholder Approval	4.02(a)
Company Shareholder Meeting	6.02
Company Software	4.15(c)
Company Stock Unit	2.05(c)
Company Subsidiary Securities	4.06(b)
Company Termination Fee	11.04(b)
Compliant	8.03(a)
D&O Insurance	7.02(c)
Debt Commitment Letters	5.07(a)
Debt Financing	5.07(a)
Debt Financing Agreements Debt Financing Source Related Parties Debt Financing Sources DFS Provisions	8.03(a) 10.02(b) 8.03(a) 11.06(a)
Dissenting Shares	2.04
Effective Time	2.01(c)
End Date	10.01(b)(i)
Equity Commitment Letter	5.07(a)
Equity Financing	5.07(a)
Equity Investors	5.07(a)
Excluded Party	6.03(h)(iii)
Financing	5.07(a)
Financing Commitment Letters	5.07(a)
Guarantors	Preamble
Indemnified Persons	7.02(a)
Intervening Event	6.03(h)(iv)
Leased Real Property	4.14(b)
Lenders	5.07(a)
Limited Guaranty	Preamble
Marketing Period	8.03(a)
Merger	Preamble

Term	Section
Merger Consideration	2.02(b)
Merger Sub	Preamble
Negotiation Period	6.03(d)
New or Amended Debt Commitment Letters	8.03(a)
New Plan	7.03(b)
No-Shop Period Start Time	6.03(a)
Notification Date	10.01(d)(ii)
Notification End Date	10.01(d)(ii)
NYSE	4.03
Owned Shares	2.02(a)
Parent	Preamble
Parent Related Parties	10.02(b)
Parent Termination Fee	11.04(c)
Paying Agent	2.03(a)
Payoff Amount	8.04
Permits	4.12
Permitted Capital Leases	6.01(b)(ix)
Proxy Statement	4.09
Real Property Leases	4.14(b)
Representatives	6.03(a)
Retained Claims	10.02(b)
Superior Proposal	6.03(h)(v)
Surviving Corporation	2.01(a)
Transaction Litigation	8.07(c)
Uncertificated Shares	2.03(a)

Section 1.02.      Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedule hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

Article 2
The Merger

Section 2.01.      The Merger.

(a)                At the Effective Time, Merger Sub will be merged with and into the Company pursuant to the terms, conditions and provisions of this Agreement and in accordance with the applicable provisions of the GBCC, whereupon the separate corporate existence of Merger Sub shall cease and the Company shall be the surviving corporation (the “Surviving Corporation”). The Merger will have the effects set forth in the GBCC.

(b)               Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place (i) at the offices of Sidley Austin LLP, 787 Seventh Avenue, New York, New York 10019, remotely via the exchange of documents and signatures by facsimile or electronic delivery, at 10:00 a.m. Eastern time on the third Business Day after the date on which all of the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions; provided that, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing), the Closing shall take place on, and, notwithstanding anything in this Agreement that may be deemed to the contrary, Parent and Merger Sub shall not have any obligation whatsoever to consummate the Closing until, the earlier to occur of (x) a date before or during the Marketing Period specified by Parent on no fewer than two Business Days’ written notice to the Company or (y) the second Business Day immediately following the final day of the Marketing Period (subject, in each case, to the satisfaction or, to the extent permissible, waiver of all of the conditions set forth in Article 9 as of the date determined pursuant to this proviso) or (ii) at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

(c)                Subject to the provisions of this Agreement, a certificate of merger shall be duly prepared, executed by the Surviving Corporation and thereafter delivered to the Secretary of State of the State of Georgia for filing, as provided in the GBCC, on the Closing Date (the “Certificate of Merger”). The Merger shall become effective at such time (the “Effective Time”) as the Certificate of Merger is duly filed with the Secretary of State of the State of Georgia (or at such later time as may be specified in the Certificate of Merger).

(d)               From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Sub, all as provided under the GBCC.

Section 2.02.      Cancellation and Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a)                Each share of Company Stock that is owned directly by Parent, Merger Sub or the Company (or any direct or indirect Subsidiary of the Company) as treasury stock or otherwise (collectively, “Owned Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement.

(b)               Except as otherwise provided in Section 2.02(a), Section 2.02(c) or Section 2.04, each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than any shares forfeited pursuant to Section 2.05(b)) shall be converted automatically into the right to receive $14.00 in cash, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.03, without interest.

(c)                Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.03.      Surrender and Payment.

(a)                Prior to the Effective Time, Parent shall enter into an agreement (in a form reasonably acceptable to the Company) with an agent selected by Parent (that is reasonably satisfactory to the Company) (the “Paying Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”). At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) in cash with the Paying Agent the Merger Consideration to be paid in respect of all shares of Company Stock issued and outstanding prior to the Effective Time (other than Owned Shares and Dissenting Shares) entitled to payment pursuant to Section 2.02(b) (collectively, the “Aggregate Merger Consideration”). For the avoidance of doubt, such amounts on deposit with the Paying Agent shall not be used for any purpose other than to fund payments due pursuant to Section 2.02(b). The Aggregate Merger Consideration deposited with the Paying Agent shall, pending its disbursement to such holders, be invested by the Paying Agent as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s respectively, or in money market funds having a rating in the highest investment grade granted by a recognized credit rating agency at the time of the investment. Any net profit resulting from, or interest or income produced by, such amounts on deposit with the Paying Agent will be payable to Parent or as Parent otherwise directs. Promptly after the Effective Time and in any event not later than the third Business Day following the Effective Time, Parent shall send, or shall cause the Paying Agent to send, to each holder of shares of

Company Stock (other than Owned Shares and Dissenting Shares) at the Effective Time a letter of transmittal in customary form and instructions (which shall specify that the delivery shall be effected, and risk of loss and title with respect to any Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent) for use in such exchange.

(b)               Each holder of shares of Company Stock (other than Owned Shares and Dissenting Shares) that have been converted into the right to receive the Merger Consideration shall be entitled to receive, (i) upon surrender to the Paying Agent of a Certificate, together with a properly completed letter of transmittal or (ii) receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration payable for each share of Company Stock (other than Owned Shares and Dissenting Shares) represented by a Certificate or Uncertificated Share. Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration payable in respect thereof pursuant to Section 2.02.

(c)                If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(d)               After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration as provided for, and in accordance with the procedures set forth, in this Article 2.

(e)                Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of shares of Company Stock one year after the Effective Time shall be returned to the Surviving Corporation, and any such holder who has not exchanged such shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to the Surviving Corporation for payment of the Merger Consideration in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws. Any amounts remaining unclaimed by holders of shares of Company Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(f)                Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.03(a) to pay for Dissenting Shares for which appraisal rights have been perfected shall be returned to the Surviving Corporation, upon demand.

Section 2.04. Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any shares of Company Stock that are issued and outstanding as of the Effective Time and that are held by a shareholder of the Company who has properly asserted such holder’s dissenters’ rights under Article 13 of the GBCC (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to payment for such shares under Article 13 of the GBCC (whereupon such shares shall cease to be Dissenting Shares hereunder). If any such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right at or following the Effective Time, each share of such holder’s Company Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the Merger Consideration. The Company shall give Parent (a) prompt written notice of any notice or demands for appraisal or payment for shares of Company Stock received by the Company or any other written communication with the Company that relates to such notices or demands for appraisal or payment and (b) the opportunity to participate in and direct all negotiations and Proceedings with respect to any such demands or notices. The Company shall not, without the prior written consent of Parent, or as required by the GBCC, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands. Each holder of the Dissenting Shares who becomes entitled under Article 13 of the GBCC to receive payment for such holder’s shares shall receive payment therefor from the Surviving Corporation (but only after the amount thereof shall have been agreed upon or finally determined pursuant to the GBCC), and such shares shall be retired and cancelled.

Section 2.05.      Treatment of Equity-Based Awards.

(a)                Immediately prior to the Effective Time, each share of Company Stock subject to time-based vesting restrictions granted under a Company Stock Plan (a “Company Restricted Share”) that is outstanding immediately prior to the Effective Time shall become fully vested and nonforfeitable and shall be converted automatically into and shall thereafter represent the right to receive the Merger Consideration, less the amount of any required withholding Tax, pursuant to Section 2.02(b).

(b)               Immediately prior to the Effective Time, each share of Company Stock subject to performance-based vesting restrictions granted under a Company Stock Plan (a “Company Performance Share”) that is outstanding immediately prior to the Effective Time shall become vested and nonforfeitable based upon (i) an assumed achievement of one hundred percent (100%) of the performance goals, if the Effective Time occurs during the first half of the applicable performance period, or (ii) the actual level of achievement of the performance goals, measured as of the end of the calendar quarter immediately preceding the Effective Time, if the Effective Time occurs during the second half of the applicable performance period. Such vested Company Performance Shares shall be converted automatically into and shall thereafter represent the right to receive the Merger Consideration, less the amount of any required withholding Tax, pursuant to Section 2.02(b). Company Performance Shares having individual multi-year performance periods shall vest in accordance with this Section 2.05(b) only with respect to those Company Performance Shares that were eligible to vest in the performance year in which the Effective Time occurs. Any Company Performance Shares outstanding immediately prior to the Effective Time and not becoming vested in accordance with the above shall be forfeited without payment therefor effective as of the Effective Time.

(c)                Immediately prior to the Effective Time, each stock unit subject to time-based vesting restrictions granted under a Company Stock Plan (a “Company Stock Unit”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and the holder thereof shall be entitled to receive an amount in cash, without interest, equal to (x) the product of (i) the number of Company Stock Units held by such holder, multiplied by (ii) the per share Merger Consideration, less (y) the amount of any required withholding Tax.

(d)               Immediately prior to the Effective Time, each stock unit subject to performance-based vesting granted under a Company Stock Plan (a “Company Performance Unit”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and the holder thereof shall be entitled to receive an amount in cash, without interest, equal to (x) the product of (1) the number of Company Performance Units held by such holder that would vest based upon (A) an assumed achievement of one hundred percent (100%) of the performance goals, if the Effective Time occurs during the first half of the applicable performance period, or (B) the actual level of achievement of the performance goals, measured as of the end of the calendar quarter immediately preceding the Effective Time, if the Effective Time occurs during the second half of the applicable performance period, multiplied by (2) the per share Merger Consideration, less (3) the amount of any required withholding Tax. Any Company Performance Units outstanding immediately prior to the Effective Time and not becoming vested in accordance with the above shall be forfeited without payment therefor effective as of the Effective Time.

(e)                Immediately prior to the Effective Time, each deferred stock unit granted under a Company Stock Plan (a “Company Deferred Stock Unit”) that is outstanding immediately prior to the Effective Time shall be cancelled and the holder thereof shall be entitled to receive an amount in cash, without interest, equal to (x) the product of (i) the number of Company Deferred Stock Units held by such holder, multiplied by (ii) the per share Merger Consideration, less (y) the amount of any required withholding Tax.

(f)                The Company shall take all actions necessary or appropriate to ensure that, as of the Effective Time, (i) the Company Stock Plans shall terminate and (ii) no holder of Company Restricted Shares, Company Performance Shares, Company Stock Units, Company Performance Units or Company Deferred Stock Units and no participant in any Company Stock Plan shall have any rights to acquire, or other rights in respect of, the capital stock of Company or the Surviving Corporation, except the rights contemplated by Sections 2.05(a), (b), (c), (d) and (e).

(g)               At or prior to the Effective Time, the Company, the Board of Directors and its compensation committee, as applicable, shall adopt any resolution and take all such actions as may be necessary or appropriate to give effect to the transactions contemplated by this Section 2.05. All amounts payable pursuant to Section 2.05 shall be subject to any applicable withholding Tax.

(h)               Parent shall take all actions necessary so that, no later than three Business Days after the Effective Time, the Surviving Corporation shall pay or cause to be paid to each holder of Company Stock Units, Company Performance Units or Company Deferred Stock Units the amounts to which such holder is entitled as determined in accordance with Section 2.05(c) through the Surviving Corporation’s or applicable Subsidiary’s payroll, unless alternative arrangements are specified by a holder that is no longer able to receive such payment through the Surviving Corporation’s or applicable Subsidiary’s payroll system, to the extent permitted thereby. In the event that the Surviving Corporation has insufficient cash to make such payment to each holder of Company Stock Units, Company Performance Units or Company Deferred Stock Units, Parent shall pay such amounts or provide to the Surviving Corporation sufficient cash to pay such amounts.

Section 2.06.      Adjustments. If, at any time during the period between the date hereof and the Effective Time, the outstanding shares of capital stock of the Company shall have been changed into a different number of shares or a different class or number of classes of shares, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any settlement of Company Stock Units, Company Performance Units or Company Deferred Stock Units, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.07.      Withholding Rights. Notwithstanding any provision contained herein to the contrary, each of the Paying Agent, the Company, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts at it reasonably determines it is required to deduct and withhold with respect to the making of such payment under any provision of Tax law. If the Paying Agent, the Company, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which the Paying Agent, the Company, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.08.      Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

Article 3
The Surviving Corporation

Section 3.01.      Articles of Incorporation. At the Effective Time, the articles of incorporation of the Company as the Surviving Corporation shall be amended to be identical to that set forth in Exhibit A hereto until thereafter amended in accordance with Applicable Law and the applicable provisions of the articles of incorporation of the Surviving Corporation (subject to Section 7.02).

Section 3.02.      Bylaws. At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (except the references to Merger Sub’s name shall be replaced by references to “Premiere Global Services, Inc.”), until thereafter amended in accordance with Applicable Law and the applicable provisions of the articles of incorporation and bylaws of the Surviving Corporation (subject to Section 7.02).

Section 3.03.      Directors and Officers. The board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Merger Sub immediately prior to the Effective Time, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected, designated or qualified, as the case may be. From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Article 4
Representations and Warranties of the Company

Subject to Section 11.05, except as disclosed in any Company SEC Document filed prior to the date hereof (provided, that no information disclosed in the Company SEC Documents shall be deemed to modify or qualify the representations and warranties set forth in Section 4.05 or Section 4.10(b)) or as set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.01.      Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Georgia and has all corporate powers and all Permits required to carry on its business as now conducted, except for those Permits the absence of which would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company’s Amended and Restated Articles of Incorporation (the “Company Articles”) and the Company’s Third Amended and Restated Bylaws (the “Company Bylaws”), as currently in effect, are included in the Company SEC Documents and the Company is not in violation of any provision of such documents.

Section 4.02.      Corporate Authorization.

(a)                The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby are within the Company’s corporate powers. The execution and delivery and, subject to the receipt of the Company

Shareholder Approval, performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock to approve this Agreement is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Shareholder Approval”) and, except for the Company Shareholder Approval and the filing of the Certificate of Merger with the Georgia Secretary of State, no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company is a party by the Company and the consummation by the Company of the transactions contemplated hereby and thereby. Assuming the due authorization, execution and delivery hereof by the other parties hereto, this Agreement and each of the other Transaction Documents to which the Company is a party constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject, in the case of enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and to general principles of equity).

(b)               At a meeting duly called and held, the Board of Directors has (i) approved and adopted this Agreement, (ii) resolved to recommend approval of the Merger and this Agreement by the Company’s shareholders (such recommendation, the “Company Recommendation”) and (iii) directed that its recommendation be submitted to the Company’s shareholders; provided that any Adverse Recommendation Change permitted by Section 6.03 shall not be deemed a breach of this Section 4.02(b).

Section 4.03.      Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation by the Company of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger with the Georgia Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and any foreign antitrust Applicable Laws, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act, and any other applicable state or federal securities laws, (d) compliance with any applicable requirements of The New York Stock Exchange (the “NYSE”) and (e) any actions or filings the absence of which would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04.      Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the Company Articles or the Company Bylaws, (b) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any adverse right or obligation or the loss of any material benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Company Material Contract or (d) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), which would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05. Capitalization.

(a)                The authorized capital stock of the Company consists of 150,000,000 shares of Company Stock and 5,000,000 shares of preferred stock, par value $0.01 per share, 128,983 of which have been designated as “Series A Preferred Stock.” As of August 31, 2015, there were 46,793,447 shares of Company Stock outstanding, including 1,727,257 Company Restricted Shares, 974,440 Company Performance Shares, and there were no shares of preferred stock outstanding. As of August 31, 2015, there were 162,000 Company Stock Units outstanding, 10,000 Company Performance Units outstanding and 41,320 Company Deferred Stock Units outstanding. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any Company Stock Plan will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights. Section 4.05(a) of the Company Disclosure Schedule contains a complete and correct list of each outstanding Company Restricted Share, Company Performance Share, Company Stock Unit, Company Performance Unit and Company Deferred Stock Unit, including the holder, date of grant, exercise price (if any) and number of shares of Company Stock subject thereto.

(b)               There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as set forth in Section 4.05(a) and for changes since August 31, 2015 resulting from settlement of Company Stock Units and Company Performance Units outstanding on such date in accordance with the terms thereof, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) restricted shares, restricted stock units, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) of this Section 4.05(b) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.

(c)                Except as set forth in Section 4.05(a), neither the Company nor any of its Subsidiaries is a party to any agreement, arrangement or understanding (including any voting trusts or proxies, stockholders agreements, “poison pill” or rights agreement or registration rights agreements) with respect to the voting, registration, sale, purchase or transfer of any capital stock or other securities of any Company Securities.

(d)               None of (i) the shares of Company Stock or (ii) Company Securities are owned by any Subsidiary of the Company.

Section 4.06.      Subsidiaries.

(a)                Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all Permits required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Company Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not have, individually or in the aggregate, a Company Material Adverse Effect. All Subsidiaries of the Company (as of the date hereof) and their respective jurisdictions of organization are set forth in Section 4.06 of the Company Disclosure Schedule.

(b)               All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests). There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, restricted stock units, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) together with any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities. Except for the capital stock or other voting securities of or ownership interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of or ownership interests in any Person.

Section 4.07.      SEC Filings and the Sarbanes-Oxley Act; Other Securities Law Filings.

(a)                The Company has filed with or furnished to the SEC, and made available to Parent (to the extent that full and complete copies have not been published on the SEC’s EDGAR site), all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)               As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, each as in effect on the date so filed.

(c)                As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the Exchange Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)               Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)                The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) and a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, to the Knowledge of the Company, whether or not material, that involves management or other employees who have a significant role in internal controls.

(f)                Since January 1, 2013, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(g)               There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K of the SEC that have not been so described in the Company SEC Documents.

(h)               The Company has previously made available to Parent true and complete copies of all comment letters received from the SEC and its responses thereto, to the extent that such letters and responses have not been published on the SEC’s EDGAR site. As of the date hereof, there are no outstanding or unresolved comments in letters received from the SEC (or the staff of the SEC) with respect to the Company SEC Documents.

Section 4.08.      Financial Statements. The financial statements (including the related notes thereto) included (or incorporated by reference) in the Company SEC Documents, as amended or supplemented prior to the date hereof, have been prepared in accordance with GAAP (except in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their respective consolidated results of operations and cash flows for the periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end audit adjustments that were not, or are not expected to be, material in amount).

Section 4.09.      Disclosure Documents. The proxy statement of the Company to be filed with the SEC in connection with the Merger (the “Proxy Statement”), as amended or supplemented, at the time it is first mailed to the shareholders of the Company and at the time of the Company Shareholder Approval will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Sub or any of their respective Representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10.      Absence of Certain Changes. Since the Company Balance Sheet Date (a) through the date hereof, the Company and its Subsidiaries have conducted their businesses in all material respects in the ordinary course consistent with past practice, (b) there has not been a Company Material Adverse Effect and (c) through the date hereof, neither the Company nor any of its Subsidiaries has taken any action that would be prohibited by clauses (iv), (v), (vi), (viii), (ix), (xi), (xii) or (xiii) of Section 6.01(b) or by clause (xv) of Section 6.01(b) to the extent related to the aforementioned clauses of Section 6.01(b) if taken without the consent of Parent after the date hereof.

Section 4.11.      No Undisclosed Material Liabilities. Neither Company nor any of its Subsidiaries has any material liabilities or obligations required to be recorded or reflected on the consolidated balance sheet of Company and its consolidated Subsidiaries under GAAP, whether accrued, absolute, contingent or otherwise, known or unknown, whether due or to become due, except (a) to the extent accrued on, reserved against or disclosed in the Company Balance Sheet, (b) for liabilities or obligations incurred since the date of the Company Balance Sheet in the ordinary course of business consistent with past practice, and (c) for any liabilities or obligations incurred since the date of the Company Balance Sheet with respect to the transactions contemplated by this Agreement and not in violation of this Agreement.

Section 4.12.      Compliance with Laws and Court Orders; Permits. The Company and each of its Subsidiaries is, and since January 1, 2013, has been, in compliance with, and to the Company’s Knowledge is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except where any non-compliance or violation would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company and its Subsidiaries have in effect all material permits, licenses, variances, exemptions, authorizations, operating certificates, franchises, orders and approvals of all Governmental Authorities (“Permits”) necessary for them to own, lease or operate their properties and assets and to carry on their businesses and operations as now conducted, and there has occurred no violation of, default (with or without notice or lapse of time or both) under or event giving to others any right of revocation, non-renewal, adverse modification or cancellation of, with or without notice or lapse of time or both, any such Permit, except to the extent such violation, default or event would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.13. Litigation. As of the date of this Agreement, there is no material Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries before or by any Governmental Authority, nor is there any material order of any Governmental Authority outstanding against, or, to the Knowledge of the Company, investigation by any Governmental Authority involving, the Company or any of its Subsidiaries.

Section 4.14.      Properties.

(a)                Neither the Company nor any of its Subsidiaries owns any real property.

(b)               Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have (i) valid and enforceable leasehold interests in all real property in which the Company or such Subsidiaries hold an interest pursuant to a lease, sublease, license or other similar written agreement (the “Leased Real Property,” and such leases, subleases, licenses or other similar written agreements, the “Real Property Leases”) and (ii) good and marketable title, or valid and enforceable rights to use under existing franchises, easements or licenses, or valid and enforceable leasehold interests in, all of its tangible personal properties and assets necessary to carry on their businesses as now being conducted, in each of clauses (i) – (ii), free and clear of Liens (other than Permitted Liens). Section 4.14(a) of the Company Disclosure Schedule sets forth a true, complete and correct list of all Leased Real Property.

(c)                Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Real Property Lease is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Real Property Lease, and neither the Company nor any of its Subsidiaries has received written notice from any other party to a Real Property Lease that it has breached, violated or defaulted under any Real Property Lease.

Section 4.15.      Intellectual Property.

(a)                Section 4.15(a) of the Company Disclosure Schedule sets forth as of the date hereof a true and complete list (in all material respects) of all Marks, Patents, Copyrights,

Domain Names, and other items of Intellectual Property that are registered with, issued by, or granted under the authority of any Governmental Authority, including any pending applications for any of the foregoing, and owned or purported to be owned (in whole or in part) by the Company or any of its Subsidiaries as of the date hereof (collectively, “Company Registered IP”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) all Company Registered IP is subsisting and, to the Company’s Knowledge, valid and enforceable, (ii) no Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the Company’s Knowledge, no such action is or has been threatened with respect to any of Company Registered IP, and (iii) there is no Proceeding pending against the Company or any of its Subsidiaries challenging the right of the Company or any of its Subsidiaries to use or otherwise exploit any Intellectual Property that is used in the conduct of the business of Company and its Subsidiaries as presently conducted (collectively, “Company IP”) and, to the Company’s Knowledge, no such Proceeding against the Company or any of its Subsidiaries is threatened.

(b)               Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company or its Subsidiaries (i) own exclusively, free and clear of any and all Liens (other than Permitted Liens), all right, title and interest in and to all Company Registered IP, (ii) own exclusively, free and clear of any and all Liens (other than Permitted Liens), or have been granted a license to use or otherwise exploit all other Company IP in the manner in which such other Company IP is currently used or exploited by the Company or its Subsidiaries in the business of the Company and its Subsidiaries as presently conducted.

(c)                Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have taken reasonable steps to protect and enforce their rights in all Intellectual Property owned or purported to be owned (in whole or in part) by the Company or any of its Subsidiaries as of the date hereof, and to protect the ownership and confidentiality of all Trade Secrets included therein. To the Knowledge of the Company, and except as would not have, individually or in the aggregate, a Company Material Adverse Effect, such Trade Secrets, including the source code of any Software owned or purported to be owned (in whole or in part) by the Company or any of its Subsidiaries as of the date hereof (collectively, “Company Software”), have not been disclosed to any Other Person in a manner that has resulted or is likely to result in the loss of such Trade Secrets. To the Company’s Knowledge, in the 18 months prior to the date hereof, there have been no breaches of security that resulted in the disclosure of any such Trade Secrets to any Other Person, except where any such breaches would not have, individually or in the aggregate, a Company Material Adverse Effect.

(d)               The conduct of the businesses of the Company and its Subsidiaries as presently conducted does not infringe, misappropriate, or otherwise violate any Intellectual Property rights of any Other Person (provided, that with respect to Patents, the foregoing representation is made to the Company’s Knowledge), except where any such infringement, misappropriation or violation would not have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, there is no such claim of infringement, misappropriation or violation pending against the Company or its Subsidiaries or, to the Company’s Knowledge, threatened (including cease and desist letters or invitations to take a Patent license), except for any such infringement, misappropriation or violation that would not have, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s Knowledge, no Other Person is misappropriating, infringing, or otherwise violating any Company IP, except where any such infringement, misappropriation or violation would not have, individually or in the aggregate, a Company Material Adverse Effect.

(e)                Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, no Company Software uses or incorporates, or is derived from, any Open Source Software in a manner that requires the licensing or provision of source code of such Company Software to any Other Person.

Section 4.16.      Taxes. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(a)                (i) all Tax Returns required by Applicable Law to be filed by, or on behalf of, the Company or any of its Subsidiaries have been filed when due in accordance with all Applicable Law, and all such Tax Returns are, or shall be at the time of filing, true and complete in all respects, except with respect to matters contested in good faith; (ii) all Taxes shown to be payable on such Tax Returns have been paid or will be timely paid and all other Taxes required to be paid by Company or its Subsidiaries have been paid or will be timely paid, except with respect to matters contested in good faith; and (iii) no deficiency for any amount of Tax has been threatened, asserted or assessed by a Governmental Authority in writing against Company or any of its Subsidiaries that has not been satisfied by payment, settled or withdrawn.

(b)               There are no Tax Liens on the assets of Company or any of its Subsidiaries (except for statutory Liens for Taxes not yet due and payable). There are no outstanding waivers or agreements extending the statute of limitations for any period with respect to any Tax to which Company or any of its Subsidiaries may be subject.

(c)                All Taxes not yet due and payable by Company or its Subsidiaries (or any other corporation merged into or consolidated with Company or any of its Subsidiaries) have been properly accrued on the Company Balance Sheet in accordance with GAAP.

(d)               The Company and each of its Subsidiaries has timely paid or withheld with respect to their employees, independent contractors and other third Persons all Taxes required by Applicable Law to be paid or withheld (and timely paid over to the proper Taxing Authority any amounts withheld).

(e)                There are no audits, examinations, investigations or other proceedings now pending or threatened in writing against or with respect to the Company or any of its Subsidiaries with respect to any amount of Tax. No written claim has been made to the Company or any of its Subsidiaries in the last three years by any Governmental Authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that they are or may be subject to Tax by that jurisdiction.

(f)                During the five-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(g)               (i) Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group other than one of which Company was the common parent, or made any election or participated in any arrangement whereby any Tax liability or any Tax asset of the Company or any of its Subsidiaries was determined or taken into account for Tax purposes with reference to or in conjunction with any Tax liability or any Tax asset of any other Person; (ii) neither the Company nor any of its Subsidiaries is party to any Tax Sharing Agreement; (iii) none of the Company or any of its Subsidiaries are liable for Taxes of another Person (other than the Company and its current Subsidiaries) as a transferee, transferor, successor, by reason of any express or implied agreement, or otherwise; and (iv) neither the Company nor any of its Subsidiaries has entered into any agreement or arrangement with any Taxing Authority with regard to the Tax liability of the Company or any of its Subsidiaries affecting any Tax period for which the applicable statute of limitations, after giving effect to extensions or waivers, has not expired.

(h)               Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting with respect to a taxable period (or portion thereof) ending on or prior to the Closing Date; (ii) “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-United States income Tax Law), entered into prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date outside the ordinary course of business; or (v) election under Section 108(i) of the Code.

(i)                 Neither the Company nor any of its Subsidiaries has participated in any transaction or arrangement which constitutes a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

Section 4.17.      Employee Benefit Plans.

(a)                Section 4.17(a) of the Company Disclosure Schedule contains a correct list of each material Company Employee Plan. Copies of such plans and all amendments thereto have been made available to Parent together with (i) the current summary plan description and all summaries of material modifications; (ii) the annual returns/reports (Form 5500) and accompanying schedules and attachments thereto for the most recently completed plan year; and (iii) the most recently prepared actuarial reports and financial statements.

(b)               Neither the Company nor any ERISA Affiliate thereof has currently, has had in the last six years, or is reasonably expected to have, any liability under Title IV of ERISA.

(c)                Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, or is maintained under a prototype or volume submitter plan and may rely upon a favorable opinion or advisory letter issued by the IRS with respect to such prototype or volume submitter plan, and the Company is not aware of any reason why any such determination, opinion or advisory letter could reasonably be expected to be revoked. The Company has made available to Parent copies of the most recent IRS determination, opinion or advisory letters with respect to each such Company Employee Plan. Each Company Employee Plan has been maintained in material compliance with its terms and in material compliance with the requirements prescribed by any and all Applicable Laws, including ERISA and the Code, which are applicable to such Company Employee Plan.

(d)               Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, all contributions, premiums and payments that are required have been made for each Company Employee Plan as prescribed by the terms of such plan and Applicable Law, and all contributions, premiums and payments for any period ending on or before the Closing that are not due are properly accrued to the extent required to be accrued under applicable accounting principles and have been properly reflected on the Company Balance Sheet.

(e)                Neither the execution of this Agreement, Company Shareholder Approval nor the consummation of the transactions contemplated by this Agreement will (either alone or together with any other event) (i) entitle any current or former Company Service Provider to any payment or benefit, including any bonus, retention, severance or retirement payment or benefit; (ii) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or materially increase the amount payable or trigger any other obligation under, any Company Employee Plan; (iii) limit or restrict the right of the Company or any of its Subsidiaries or, after the Closing, the Surviving Corporation or Parent, to merge, amend or terminate any Company Employee Plan; or (iv) result in the payment of any amount that could not reasonably be expected to be deductible under Section 280G of the Code.

(f)                Neither the execution of this Agreement, Company Shareholder Approval nor the consummation of the transactions contemplated by this Agreement (either alone or together with any other event) will result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(g)               Each Company Employee Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code complies in all material respects with, and the Company and its Subsidiaries have materially complied in practice and operation with, all applicable requirements of Section 409A of the Code.

(h)               Neither the Company nor any of its Subsidiaries has any material current or projected liability for, and no Company Employee Plan provides or promises, any post-employment or post-retirement medical benefits (whether insured or self-insured) to any current or former Company Service Provider (other than coverage mandated by Applicable Law, including benefits required to be provided to avoid excise tax under Section 4980B of the Code).

(i)                 Except as would not have, individually or in the aggregate, have a Company Material Adverse Effect, there is no action, suit, investigation, audit, proceeding or claim pending against or involving or, to the Company’s Knowledge, threatened against or threatened to involve, any Company Employee Plan before any court or arbitrator or any Governmental Authority, including the IRS, the DOL or the PBGC.

Section 4.18.      Labor and Employee Matters.

(a)                Neither the Company nor any of its Subsidiaries is or has been a party to or subject to, or is currently negotiating in connection with entering into, any written or oral agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor organization or other authorized employee representative representing Company Service Providers (a “Collective Bargaining Agreement”). There has not been any union organizational campaign, petition or, to the Company’s Knowledge, any other unionization activity seeking recognition of a collective bargaining unit relating to any Company Service Provider. There are no material unfair labor practice complaints pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries before the United States National Labor Relations Board or any other Governmental Authority nor are there any current union representation questions involving Company Service Providers.  There is no labor strike, slowdown, picketing, interruption of work, lockout or other material work stoppages pending or, to the Company’s Knowledge, threatened against or affecting the Company or any of its Subsidiaries. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

(b)               Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, employee classification, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health, information privacy and security, workers compensation, continuation coverage under group health plans, wage payment and the payment and withholding of taxes and (ii) there is no charge or complaint which has been asserted or is now pending or, to the Company’s Knowledge, threatened, before any Governmental Authority (including the United States Equal Employment Opportunity Commission, the DOL, the IRS, or any other similar federal, state, local or foreign Governmental Authority), and neither the Company nor any of its Subsidiaries is under any investigation or audit, with respect to (x) discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, or (y) violation of the U.S. Fair Labor Standards Act of 1934, or any other federal, state, local or foreign wage and hour laws.

Section 4.19.      Environmental Matters. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (a) no notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed and no investigation, action, suit or proceeding (or any basis therefor) is pending or, to the Company’s Knowledge, is threatened relating to the Company, any of its Subsidiaries or any of their respective properties, and relating to or arising out of any Environmental Law or Hazardous Substance; (c) the Company and its Subsidiaries are, and since January 1, 2010 have been, in compliance with all applicable Environmental Laws and all applicable Environmental Permits required under such Environmental Laws for the lawful conduct of their respective businesses as currently conducted; and (c) there are no Hazardous Substances at any property or facility currently or formerly owned or operated by the Company or any of its Subsidiaries, except under circumstances that would not reasonably be expected to result in liability of the Company or any of its Subsidiaries under any Environmental Law.

Section 4.20.      Material Contracts. Section 4.20 of the Company Disclosure Schedules sets forth a list, as of the date hereof, of each Company Material Contract. For purposes of this Agreement, “Company Material Contract” means any agreement, contract, plan, lease, arrangement or commitment to which the Company or any of its Subsidiaries is a party or bound, except for this Agreement, that:

(a)                is with (i) a top 20 customer, distributor, reseller or licensee (determined on the basis of aggregate revenues recognized by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended June 30, 2015) or (ii) a top 10 vendor of materials, supplies, goods, services, equipment or other assets (determined on the basis of aggregate purchases made by the Company and its Subsidiaries over the four consecutive fiscal quarter period ended June 30, 2015);

(b)               relates to the material disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) owned by the Company or any of its Subsidiaries, which has not been fully performed (other than confidentiality obligations);

(c)                relates to the material acquisition of any business (whether by merger, sale of stock, sale of assets or otherwise) (i) entered into since January 1, 2013 or (ii) that contains any outstanding non-competition, earn-out or other contingent payment obligations of the Company or any of its Subsidiaries, which has not been fully performed (other than confidentiality obligations);

(d)               relates to indebtedness for borrowed money (excluding letters of credit and agreements between or among the Company and its Subsidiaries), or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement with an aggregate outstanding principal amount not exceeding $1,000,000 and which may be prepaid on not more than 30 days’ notice without the payment of any penalty and any intercompany indebtedness, but excluding any ordinary course trade payables and receivables;

(e)                is a joint venture, alliance or partnership agreement that is material to the operation of the Company and its Subsidiaries, taken as whole;

(f)                is a material license or other material right in or to use Intellectual Property (other than non-exclusive licenses for commercially available software or hardware with aggregate annual fees of less than $2,000,000);

(g)               is a settlement, conciliation or similar agreement (x) with any Governmental Authority or (y) which would require the Company or any of its Subsidiaries to pay consideration of more than $1,000,000 after the date of this Agreement;

(h)               contains any standstill or similar agreement pursuant to which the Company or any of its Subsidiaries has agreed not to acquire assets or securities of another Person other than the Company;

(i)                 indemnifies or holds harmless any Person who is now, or was during the past two years prior to the date hereof, a director or executive officer of the Company or its Subsidiaries (other than pursuant to the articles of incorporation or bylaws or equivalent governing documents of the Company or its Subsidiaries or Applicable Law);

(j)                 includes pricing or margin provisions that provide “most favored nation” or similar provisions with respect to pricing;

(k)               requires any capital commitment or capital expenditure (or series of capital expenditures) by the Company or any of its Subsidiaries in an amount in excess of $2,000,000 individually or $10,000,000 in the aggregate;

(l)                 restricts payment of dividends or distributions in respect of the capital stock or equity interests of the Company or any of its Subsidiaries;

(m)             limits the freedom of the Company or any Subsidiary in any material respect (or that purports, after the Closing to limit the freedom of Parent, the Company or any of their respective Affiliates) to compete in any line of business currently conducted by the Company or any of its Subsidiaries or with any Person or in any area;

(n)               between the Company or any of its Subsidiaries, on the one hand, and any director, executive officer or Affiliate (excluding Subsidiaries and the Company) of the Company or any of its Subsidiaries involving material continuing liabilities or obligations of the Company or its Subsidiaries, excluding any Company Employee Plans, ordinary course indemnification agreements and any contracts filed with the Company SEC Documents; or

(o)               constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act).

Each Company Material Contract is a valid and binding agreement of the Company or any Subsidiary, as the case may be, and to the Knowledge of the Company, the other parties thereto, except such as would not have, individually or in the aggregate, a Company Material Adverse Effect (subject, in the case of enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and to general principles of equity). None of the Company, any Subsidiary or, to the Company’s Knowledge, any other party thereto is in default or breach under the terms of any such Company Material Contract, and, to the Company’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute any event of default thereunder, except for such breaches or defaults as would not have, individually or in the aggregate, a Company Material Adverse Effect. True and complete copies of each Company Material Contract have been delivered or made available to Parent to the extent such Company Material Contract has not been published on the SEC’s EDGAR site.

Section 4.21.      Related Party Transactions. Neither Company nor any of its Subsidiaries has entered into any agreement, commitment or transaction with or for the benefit of Company’s Affiliates that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Section 4.22.      Insurance. Section 4.22 of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all material insurance policies issued in favor of the Company or any of its Subsidiaries as well as any historic occurrence-based policies still in force. With respect to each such insurance policy, except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (a) such policy is in full force and effect and all premiums due thereon have been paid, (b) neither the Company nor any of its Subsidiaries is in breach or default under such policy, and (c) neither the Company nor any of its Subsidiaries has received written notice of any cancellation or termination with respect to any such policy.

Section 4.23.      Foreign Corrupt Practices and Anti-Money Laundering Laws.

(a)                Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee or agent of the Company or any of its Subsidiaries acting on behalf of the Company or any of its Subsidiaries has (i) used any Company funds to make any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made an offer, promise or authorization of any unlawful payment or benefit to any foreign or domestic government or regulatory official or employee, or any political party or party official or candidate for political office; or (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have instituted and maintained, and will continue to maintain policies and procedures reasonably designed to promote and achieve compliance with applicable anti-bribery and anti-corruption laws.

(b)               Except as would not have a Company Material Adverse Effect, the operations of the Company and its Subsidiaries are conducted in compliance with applicable financial recordkeeping and reporting requirements required by Law, including those of the Currency and Foreign Transactions Reporting Act of 1970, the applicable money laundering statutes of all jurisdictions where the Company or any of its Subsidiaries conducts business, and the rules and regulations thereunder issued, administered or enforced by an applicable governmental or regulatory agency with jurisdiction therefor (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental or regulatory agency involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the Knowledge of the Company, threatened..

Section 4.24.      Finders’ Fees. Except for Allen & Company LLC (“Allen & Company”) there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement. Section 4.24 of the Company Disclosure Schedule sets forth the estimated maximum aggregate amount of fees Allen & Company may be entitled to in connection with this Agreement and the transactions contemplated hereby.

Section 4.25.      Opinion of Financial Advisor. The Board of Directors has received the opinion of Allen & Company, the Company’s financial advisor, to the effect that, as of the date of this Agreement and based on and subject to the assumptions, qualifications, limitations and matters set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Company Stock. A signed copy of such opinion will be made available to Parent solely for informational purposes promptly after receipt thereof.

Section 4.26.      Antitakeover Statutes. Assuming the accuracy of Parent’s representation and warranty contained in Section 5.10, the Board of Directors has taken all actions required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover law, including Sections 14-2-1110 to 14-2-1113 and Sections 14-2-1131 to 14-2-1133 of the GBCC, and the provisions of the Company Articles.

Section 4.27. Compliance with Privacy Laws.

(a)                Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company has complied with any publicly posted privacy policy describing the practices of the Company and its Subsidiaries with respect to the collection, use and disclosure of Personal Information collected by any public website owned or operated by the Company and its Subsidiaries in the past three years.

(b)               Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company has taken commercially reasonable measures to protect the security, operation, and integrity of Personal Information and Company Data in the Company’s or its Subsidiaries’ possession; and (ii) has not been required by Applicable Laws to provide, notice to an individual, business entity reporting the unauthorized access to or acquisition of Personal Information in the Company’s or its Subsidiaries’ possession.

Section 4.28.      Indebtedness. Section 4.28 of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all Indebtedness which is material to the Company and its Subsidiaries outstanding as of the date of this Agreement (provided that for purposes of this Section 4.28, the term “Indebtedness” shall not include clause (e) of such definition).

Section 4.29.      No Additional Representations. Except for the representations and warranties made by the Company in this Article 4, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective businesses, operations, employees, consultants, independent contractors, assets, liabilities, conditions (financial or otherwise) or prospects or with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated hereby, including the accuracy, completeness or timeliness thereof. Neither the Company nor any other Person will have or be subject to any claim, liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the distribution or failure to distribute to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material made available to Parent or Merger Sub in any electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement or management presentations in expectation of the transactions contemplated by this Agreement, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 4.

Article 5
Representations and Warranties of Parent and Merger Sub

Subject to Section 11.05, Parent and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.01.      Corporate Existence and Power. Parent is a limited liability company duly organized validly existing and in good standing under the laws of the State of Delaware and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Georgia, and each of Parent and Merger Sub have all limited liability company and corporate powers, as applicable and all governmental licenses, authorizations, permits, consents and approvals required to carry on their respective business as now conducted, except for those Permits the absence of which would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has previously made available to the Company a true and complete copy of its certificate of formation and Merger Sub’s articles of incorporation and bylaws as currently in effect.

Section 5.02.      Corporate Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the other Transaction Documents to which either Parent or Merger Sub is a party and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby are within the limited liability company powers of Parent and the corporate power of Merger Sub and have been duly authorized by all necessary corporate action. Each of this Agreement and the other Transaction Documents to which either Parent or Merger Sub is a party constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (subject, in the case of enforceability, to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 5.03.      Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the other Transaction Documents to which either Parent or Merger Sub is a party and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger with the Georgia Secretary of State, (b) compliance with any applicable requirements of the HSR Act and any foreign antitrust Applicable Laws, (c) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other state or federal securities laws, (d) compliance with any applicable requirements of the NYSE and (e) any actions or filings the absence of which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04.      Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the other Transaction Documents to which either Parent or Merger Sub is a party and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate or articles of incorporation or bylaws (or similar organizational documents) of Parent or Merger Sub, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any adverse right or obligation or the loss of any material benefit to which Parent or any of its Subsidiaries is entitled under any provision of any material agreement or other instrument binding upon Parent or any of its Subsidiaries or (d) result in the creation or imposition of any Lien, other than any Permitted Lien or any Lien created in connection with the Financing, upon any of the properties or assets of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b), (c) and (d), which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05. Disclosure Documents. The information supplied or to be supplied by Parent or Merger Sub specifically for inclusion in the Proxy Statement will not, at the time that it, as amended or supplemented, is first mailed to the shareholders of the Company and at the time of the Company Shareholder Approval contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.05 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its Representatives or advisors specifically for use or incorporation by reference therein.

Section 5.06.      Finders’ Fees. Except for William Blair & Company, L.L.C., whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or Merger Sub who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

Section 5.07.      Financing.

(a)                Parent has delivered to the Company true, complete and fully executed copies of (i) commitment letters and fee letters (which may be redacted as set forth in such commitment letters) (in each case, together with all annexes, exhibits, schedules and other attachments thereto, collectively, the “Debt Commitment Letters”) from Barclays Bank PLC, SunTrust Bank, SunTrust Robinson Humphrey, Inc., MIHI LLC and MacQuarie Capital (USA) Inc. (collectively, the “Lenders”) providing the terms and conditions on which the Lenders have committed to provide Merger Sub with debt financing in connection with the transactions contemplated hereby in the amount set forth therein (the “Debt Financing”) and (ii) a commitment letter (together with all annexes, exhibits, schedules and other attachments thereto, the “Equity Commitment Letter” and together with the Debt Commitment Letters, the

“Financing Commitment Letters”) from Siris Partners II, L.P., Siris Partners II Parallel, L.P., Siris Partners III, L.P. and Siris Partners III Parallel, L.P. (collectively, the “Equity Investors”) providing the terms and conditions upon which the Equity Investors have committed to provide Merger Sub with equity financing in connection with the transactions contemplated hereby in the amount set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).

(b)               As of the date hereof, (i) the Financing Commitment Letters have not been amended, restated or otherwise modified and (ii) the respective commitments contained in the Financing Commitment Letters have not been reduced, withdrawn, terminated or rescinded in any respect and, to Parent’s Knowledge, no reduction, withdrawal, termination or rescission is contemplated as of the date hereof. Except for such Financing Commitment Letters delivered to the Company, as of the date hereof there are no side letters or other agreements or arrangements related to the funding or investment, as applicable, of the Financing, except as set forth in the Financing Commitment Letters. All commitment fees or other fees required to be paid under the Financing Commitment Letters on or prior to the date hereof have been paid. The only conditions precedent or other contingencies related to the obligations of the Equity Investors to fund the full amount of the Equity Financing and Lenders to fund the full amount of Debt Financing are those expressly set forth in the Equity Commitment Letter and the Debt Commitment Letter, respectively. The Equity Commitment Letter provides that the Company is a third party beneficiary thereunder to the extent provided therein. As of the date hereof, assuming the accuracy of the representations and warranties set forth in Article 4 in all material respects, the satisfaction of the conditions precedent to the Company’s, Parent’s and Merger Sub’s respective obligations under this Agreement, the compliance and performance in all material respects by the Company of its covenants and agreements set forth in this Agreement and the completion of the Marketing Period, to the Knowledge of Parent and Merger Sub, there is no fact or occurrence existing as of the date of this Agreement that makes any of the assumptions or statements set forth in the Financing Commitment Letters inaccurate or that causes the Financing Commitment Letters to be ineffective or unavailable or that precludes the satisfaction of the conditions under Merger Sub’s control set forth in the Financing Commitment Letters. Assuming the accuracy of the representations and warranties set forth in Article 4 in all material respects and the compliance and performance by the Company of its covenants and agreements set forth in this Agreement in all material respects, based on the terms and conditions of this Agreement, the proceeds from the Financing, together with the cash or cash equivalents otherwise available to Parent and Merger Sub, will provide Parent and Merger Sub with sufficient funds to satisfy all of their obligations under this Agreement to be satisfied on the Closing Date on the terms contemplated hereby, including (x) the payment of the amounts payable by Parent pursuant to Article 2 at the Closing, (y) the Payoff Amount and (z) the payment of all related fees and expenses that are required to be paid by Parent or Merger Sub at Closing pursuant to this Agreement. For the avoidance of doubt, the obligations of Parent and Merger Sub under this Agreement are not contingent in any respect upon the funding of amounts contemplated by the Financing.

Section 5.08.      Investigations, Litigation. As of the date hereof, (a) there is no investigation or review pending or, to Parent’s Knowledge, threatened by any Governmental Authority with respect to Parent or any of its Subsidiaries (including Merger Sub) which would, individually or in the aggregate, impair, prevent or materially delay the ability of Parent or its

Subsidiaries to perform their obligations under this Agreement and (b) there are Proceedings pending or, to Parent’s Knowledge, threatened against or affecting Parent or its Subsidiaries, or any of their respective properties before, and there are no orders, awards, injunctions, judgments, enactments, rulings, subpoenas, verdicts or decrees of, or before, any Governmental Authority, in each case which would, individually or in the aggregate, impair, prevent or materially delay the ability of Parent or its Subsidiaries to perform their obligations under this Agreement.

Section 5.09.      Certain Arrangements. As of the date hereof, other than the Transaction Documents, there are no contracts, undertakings, commitments, agreements, obligations, arrangements or understandings, whether written or oral, between Parent and any of its Subsidiaries, on the one hand, and any beneficial owner of outstanding Company Stock or any member of the Company’s management or Board of Directors, on the other hand, relating in any way to such Company Stock, the transactions contemplated by this Agreement, or to the ownership or operations of the Company after the Effective Time.

Section 5.10.      Ownership of Common Stock. As of the date hereof, (a) none of Parent or any of its Subsidiaries beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any shares of Company Stock or other Company Securities and (b) none of Parent or its Subsidiaries has any rights to acquire, directly or indirectly, any shares of Company Stock or other Company Securities, except pursuant to this Agreement.

Section 5.11. Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and as of the date hereof has no assets, liabilities or obligations of any nature other than those incident to its formation and in connection with to this Agreement and the transactions contemplated by this Agreement.

Section 5.12.      Investment Intention. Parent is acquiring through the Merger the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Parent understands that the shares of capital stock of the Surviving Corporation have not been registered under the Securities Act or any state securities or “blue sky” laws and cannot be sold unless subsequently registered under the Securities Act, any applicable state securities laws or pursuant to an exemption from any such registration. Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby. The vote or consent of Parent, as the sole shareholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to adopt this Agreement or approve the Merger or the other transactions contemplated hereby.

Section 5.14.      Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors. Assuming (a) the satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger as set forth herein, (b) the performance in all material respects by the Company of its obligations hereunder, (c) that any estimates, projections or forecasts of the Company and its Subsidiaries provided by the Company to Parent have been prepared in good faith based upon assumptions that are, and continue to be, reasonable as of the Effective Time and immediately after giving effect to all of the transactions contemplated by this Agreement, and (d) that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, after giving effect to the Merger and the other transactions contemplated by this Agreement and the payment of all fees and expenses of all parties hereto, at and immediately after the Effective Time, the Surviving Corporation will be Solvent.

Section 5.15.      Interests in Competitors. As of the date hereof, neither Parent nor Merger Sub owns any interest, nor do any of their respective Affiliates insofar as such Affiliate-owned interests would be attributed to or require disclosure by Parent or Merger Sub under the HSR Act, in any Person that derives a substantial portion of its revenue from a line of business that competes with the Company’s or its Subsidiaries’ principal lines of business. Parent will promptly update the Company concerning any such interest that it or any of its Affiliates acquires after the date hereof.

Section 5.16.      Limited Guaranty. Concurrently with the execution of this Agreement, the Guarantors have duly executed and delivered to the Company the Limited Guaranty. The Limited Guaranty is in full force and effect and is a legal, valid and binding obligation of the Guarantors, enforceable against the Guarantors in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity. There is no default under the Limited Guaranty by the Guarantors, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Guarantor.

Section 5.17.      Non-reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, as well as in such business plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective shareholders, Affiliates or Representatives, with respect thereto. Notwithstanding the foregoing, nothing in this Section 5.17 serves to modify or qualify the representations and warranties of the Company contained in Article 4 or the right of the Parent and Merger Sub to rely thereon.

Section 5.18.      Investigations; No Other Representations and Warranties.

(a)                Each of Parent and Merger Sub has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and acknowledges that it has been provided access for such purposes. In entering into this Agreement, each of Parent and Merger Sub has relied solely upon its independent investigation and analysis of the Company and its Subsidiaries, and each of Parent and Merger Sub acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Company, any of its Subsidiaries, or any of their respective Affiliates, shareholders, controlling persons or Representatives, that are not expressly set forth in this Agreement, whether or not such representations, warranties or statements were made in writing or orally. Each of Parent and Merger Sub acknowledges and agrees that, to the fullest extent permitted by Applicable Law, the Company and its Subsidiaries, and their respective Affiliates, shareholders, controlling persons or Representatives, shall have no liability or responsibility whatsoever to Parent, Merger Sub or their respective Affiliates, stockholders, controlling persons or Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) based upon any information (including any statement, document or agreement delivered in connection with this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided or made available (including in any data room, management presentation, information or descriptive memorandum or supplemental information), or oral or written statements made (or any omissions therefrom), to Parent, Merger Sub or their respective Affiliates, stockholders, controlling persons or Representatives, except for the representations and warranties of the Company expressly set forth in Article 4 (subject to the qualifications set forth therein).

(b)               Parent and Merger Sub each acknowledge and agree that, except for the representations and warranties expressly set forth in Article 4 (subject to the qualifications set forth therein), (i) the Company does not make, and has not made, any representations or warranties relating to itself or its Subsidiaries or their respective businesses or otherwise in connection with the Merger and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no Person has been authorized by the Company to make any representation or warranty relating to the Company or its Subsidiaries or their respective businesses or otherwise in connection with the Merger, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by such party and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub or any of their Representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article 4.

(c)                Notwithstanding the foregoing, nothing in this Section 5.18 serves to modify or qualify the representations and warranties of the Company contained in Article 4 or the right of Parent and Merger Sub to rely thereon.

Article 6
Covenants of the Company

The Company agrees that:

Section 6.01.      Conduct of the Company.

(a)                Except as set forth in Section 6.01 of the Company Disclosure Schedule, as expressly permitted or expressly required by this Agreement or Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), from the date hereof until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 10.01, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects and use its reasonable best efforts to (i) preserve intact in all material respects its present business organization and (ii) maintain satisfactory relationships with its current material customers, lenders, suppliers and others having material business relationships with it.

(b)               Except as set forth in Section 6.01 of the Company Disclosure Schedule and except as expressly permitted or expressly required by this Agreement or Applicable Law or with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned with respect to the matters set forth in clauses (vi), (vii), (x), (xii), (xiii) or clause (xv) to the extent related to such foregoing clauses), from the date hereof until the Effective Time, the Company shall not, nor shall it permit any of its Subsidiaries to:

(i)                 Amend the Company Articles, the Company Bylaws or the articles of incorporation, bylaws or other similar organizational documents of any of the Company’s Subsidiaries (whether by merger, consolidation or otherwise);

(ii)               (A) split, combine or reclassify any shares of its capital stock, (B) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its wholly owned Subsidiaries or (C) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except, with respect to this clause (C), for the delivery of Company Securities by holders of Company Restricted Shares, Company Performance Shares, Company Stock Units Company Performance Units or Company Deferred Stock Units to the Company to pay any applicable exercise price and/or Taxes related to the exercise or vesting of such awards;

(iii)             (A) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (x) any shares of the Company Stock upon the settlement of Company Stock Units, Company Performance Units or Company Deferred Stock Units that are outstanding as of the date hereof in accordance with their terms on the date hereof and (y) any Company Subsidiary Securities to the Company or any other wholly owned Subsidiary of the Company or (B) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(iv)             incur any capital expenditures, or any obligations or liabilities in respect thereof, except for capital expenditures for 2015 not in excess of the amounts set forth in Section 6.01(b)(iv) of the Company Disclosure Schedule;

(v)               (i) merge or consolidate with any other Person (excluding those only involving Subsidiaries of the Company), or (ii) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than purchases of inventory and equipment in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice;

(vi)             sell, lease or otherwise transfer, or create or incur any Lien on, any of the Company’s or its Subsidiaries’ material assets, securities, properties, interests or businesses, other than (A) sales or purchases of services in the ordinary course of business consistent with past practice, (B) any Permitted Lien and (C) any Lien securing property leased pursuant to Permitted Capital Leases;

(vii)           without limiting the preceding clause (vi), license, sell, assign, abandon, allow to lapse, transfer, convey, lease or otherwise dispose of any Intellectual Property owned, used or held for use by the Company or any of its Subsidiaries, other than in the ordinary course of business consistent with past practice;

(viii)         other than in connection with actions permitted by Section 6.01(b)(iv) or Section 6.01(b)(v), make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary) in excess of $1,000,000 in the aggregate, other than reimbursements of employee expenses in the ordinary course of business consistent with past practice;

(ix)             create, incur, assume, suffer to exist or otherwise be or become liable with respect to any Indebtedness, except for Indebtedness related to obligations under capital leases that does not exceed $1,000,000 in the aggregate (“Permitted Capital Leases”);

(x)               (A) enter into any contract, agreement, arrangement or understanding that would constitute a Company Material Contract if it had been entered into prior to the date hereof, other than any agreement for the sale of services by the Company or any Subsidiary or any other agreement entered into in the ordinary course of business consistent with past practice (including, for the avoidance of doubt, in connection with any action permitted to be taken pursuant to any subsection of this Section 6.01), or (B) amend or modify in any material respect or terminate any Company Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries (other than expiration of any Company Material Contract in accordance with its terms);

(xi)             other than (1) the quarterly and annual cash bonus payments to certain employees with respect to fiscal year 2015, as described on Section 6.01 of the Company Disclosure Schedule, (2) the cash payments to the Company Non-Employee Directors, as described on Section 6.01 of the Company Disclosure Schedule, or (3) in connection with the treatment of Company Restricted Shares, Company Performance Shares, Company Stock Units, Company Performance Units and Company Deferred Stock Units, as contemplated by Section 2.05, (A) grant or increase (other than in accordance with the terms of any Company Employee Plan in existence on the date hereof) any severance, retention or termination pay to any Company Service Provider (or materially amend any existing severance pay, retention or termination arrangement with any Company Service Provider), (B) enter into any employment, consulting, change in control, deferred compensation or other similar agreement with any Company Service Provider (or materially amend any such existing agreement, except as required by Applicable Law), except with respect to any offer letter with any Company Service Provider whose annual base compensation does not exceed $200,000 and whose offer letter does not provide for any grants of equity awards, deferred compensation or change in control payments, (C) establish, adopt or amend or enter into any Company Employee Plan or Collective Bargaining Agreement, except as required by Applicable Law or (D) increase compensation, bonus or other benefits payable to any current or former Company Service Provider, except, with respect to any Company Service Provider whose annual base compensation does not exceed $200,000, increases in annual base compensation of up to 3% in the ordinary course of business consistent with past practice;

(xii)           materially change the Company’s methods of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the Exchange Act or as required by a change in Applicable Law;

(xiii)         settle or compromise any material liability for Taxes, materially amend any material Tax Return, make, change or revoke any material Tax election, file any material Tax Return in a manner inconsistent with past practice or adopt or change in any material respect any method of accounting for Tax purposes, enter into any closing agreement with, or seek any Tax ruling from any Taxing Authority with respect to a material amount of Taxes, change any annual accounting period, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitation period related to any material amount of Taxes;

(xiv)         implement any plant closings or mass layoffs (as those terms are defined under the WARN Act) without first complying with the requirements of the WARN Act; or

(xv)           agree, resolve or commit to do any of the foregoing.

Section 6.02.      Company Shareholder Meeting. As promptly as reasonably practicable following the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement or that it does not intend to review the Proxy Statement, the Company shall cause a meeting of its shareholders (the “Company Shareholder Meeting”) to be duly called and held (with the record date and meeting date for the Company Shareholder Meeting to be selected with the reasonable consent of Parent) for the purpose of voting on the approval and adoption of this Agreement and the Merger; provided that the Company may postpone or adjourn the Company Shareholder Meeting (a) with the consent of Parent, (b) for the absence of a quorum or (c) (i) to allow reasonable additional time for any supplemental or amended disclosure which the Board of Directors has determined in good faith (after consultation with outside legal counsel) is necessary under Applicable Law to be disseminated and reviewed by the Company’s shareholders prior to the Company Shareholder Meeting or (ii) for additional solicitation of votes in order to obtain the Company Shareholder Approval; provided further that (A) once established, the Company shall not, unless required by Applicable Law, change the record date for the Company Shareholder Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) and (B) any postponement or adjournment of the Company Shareholder Meeting shall be effected, to the extent practicable, in a manner that does not require to Company to establish a new record date. The Company shall comply with the Company Articles and the Company Bylaws and all Applicable Laws that are applicable to the Company Shareholder Meeting and, unless the Board of Directors shall have effected an Adverse Recommendation Change pursuant to, and in accordance with the terms of, Section 6.03, the Board of Directors shall (x) make the Company Recommendation, (y) include the Company Recommendation in the Proxy Statement and (z) use its reasonable best efforts to obtain the Company Shareholder Approval. The Company shall, upon the reasonable request of Parent, use its commercially reasonable efforts to cause the applicable proxy solicitor of the Company to advise Parent on a daily basis on each of the last ten Business Days prior to the date of the Company Shareholder Meeting, as to the aggregate tally of the proxies received by the Company with respect to the Company Shareholder Approval.

Section 6.03.      No Solicitation; Other Offers.

(a)                Go-Shop Period. Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date hereof and continuing until 11:59 p.m. (Atlanta, Georgia time) on the 45th day after the date hereof (the “No-Shop Period Start Time”), the Company and its Subsidiaries and its and their respective directors, officers, employees, financial advisors, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to, directly or indirectly: (A) initiate, solicit and encourage any inquiry or the making of any proposals or offers that could constitute Acquisition Proposals, including by way of providing access to information (including non-public information and data) regarding, and affording access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries pursuant to an executed Acceptable Confidentiality Agreement; provided that, to the extent that any material non-public information relating to the Company or its Subsidiaries is provided to any Third Party or any Third Party is given access which was not previously provided to or made available to Parent, such material non-public information or access is provided or made available to Parent prior to or substantially concurrently therewith and (B) engage in, enter into, maintain or continue or otherwise participate in discussions or negotiations with respect to potential Acquisition Proposals or otherwise cooperate with, or assist or participate in, or facilitate, any such inquiries, proposals, discussions or negotiations.

(b)               General Prohibitions – No-Shop Period. From and after the date hereof, except as set forth in Section 6.03(c)(ii) or Section 6.03(c)(iii), neither the Board of Directors (nor any committee thereof) shall make any Adverse Recommendation Change or (ii) authorize, adopt, approve, recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any Alternative Acquisition Agreement. Subject to the remainder of this Section 6.03, from the

No-Shop Period Start Time until the Effective Time, the Company shall not, and the Company shall cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or encourage the submission of any Acquisition Proposal or any inquiry or indication of interest related thereto, (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books, records or personnel of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) amend, modify or grant any waiver or release under, any standstill, confidentiality or similar agreement of the Company or any of its Subsidiaries, (iv) approve any transaction under, or any Person becoming an “interested shareholder” under, Section 14-2-1132 of the GBCC or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument, relating to an Acquisition Proposal (any such agreement, an “Alternative Acquisition Agreement”); provided that the Company may continue to take the actions described in clauses (i) and (ii) of this sentence solely with respect to an Excluded Party.

(c)                Exceptions to Prohibitions.

(i)                 Exception for Diligence and Discussions. Notwithstanding any other provision of this Agreement, if at any time following the No-Shop Period Start Time and prior to obtaining the Company Shareholder Approval or the valid termination of this Agreement in accordance with Article 10, the Company or any of its Representatives receives a written Acquisition Proposal (that did not result from a material breach of this Section 6.03), then the Company (directly or through its Representatives) may contact such Person and make inquiries solely for the purpose of clarifying such Acquisition Proposal, and only to the extent necessary for such purpose, and the Company, directly or indirectly through its Representatives may (A) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party, and (B) engage in negotiations or discussions with such Third Party and its Representatives, if and only to the extent that prior to taking any action described in clauses (A) and (B) above, (x) the Board of Directors determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the Board of Directors’ fiduciary duties under Applicable Law and (y) the Board of Directors determines in good faith, after consultation with its outside legal counsel and its financial advisor, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal.

(ii)               Exception for Superior Proposal. Notwithstanding any other provision of this Agreement, at any time prior to obtaining the Company Shareholder Approval, if the Company receives a Superior Proposal, then the Board of Directors may, subject to compliance with Section 6.03(d), make an Adverse Recommendation Change and/or cause the Company to terminate this Agreement pursuant to and in accordance with Section 10.01(d)(iii) in order to enter into a definitive Alternative Acquisition Agreement in respect of such Superior Proposal (it being agreed that the Company may not enter into such Alternative Acquisition Agreement unless it concurrently terminates this Agreement in accordance with Section 10.01(d)(iii)).

(iii)             Exception for Other Events. Notwithstanding any other provision of this Agreement, at any time prior to obtaining the Company Shareholder Approval and other than in connection with a Superior Proposal, if the Board of Directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the Board of Directors’ fiduciary duties under Applicable Law, the Board of Directors may, in response to an Intervening Event, and subject to compliance with Section 6.03(d), make an Adverse Recommendation Change contemplated by (and only by) clauses (A) and (B) of the definition of Adverse Recommendation Change.

(iv)             Compliance with Rule 14d-9 and Rule 14e-2(a). In addition, nothing contained herein shall prevent the Board of Directors from complying with Rule 14d-9 or Rule 14e-2(a) under the Exchange Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.03; provided that any such action taken or statement made that relates to an Acquisition Proposal (other than a customary “stop, look and listen” communication by the Board of Directors pursuant to Rule 14d-9(f) of the Exchange Act) shall be deemed to be an Adverse Recommendation Change unless the Board of Directors reaffirms the Company Recommendation in such statement or in connection with such action.

(d)               Match Right. The Board of Directors shall not make an Adverse Recommendation Change pursuant to Section 6.03(c)(ii) or Section 6.03(c)(iii) (and, in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal pursuant to Section 6.03(c)(ii), shall not cause the Company to terminate this Agreement pursuant to Section 10.01(d)(iii) in order to enter into a definitive Alternative Acquisition Agreement in respect thereof) or otherwise, unless: (i) the Company promptly notifies Parent, in writing at least three Business Days before taking that action (such three Business Day period, the “Negotiation Period”), of its intention to do so, (ii) (A) in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal pursuant to Section 6.03(c)(ii), such notice specifies in reasonable detail the basis for the Adverse Recommendation Change and attaches the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal and all terms and conditions material to such Superior Proposal to the extent not set forth in such proposed agreement or (B) in the case of an Adverse Recommendation Change to be made in response to an Intervening Event pursuant to Section 6.03(c)(iii), such notice includes a reasonably detailed description of the reasons for making such Adverse Recommendation Change, (iii) during the Negotiation Period, the Company negotiates, and causes its Representatives to negotiate, in good faith with Parent, to the extent Parent wishes to negotiate, with respect to any proposed changes by Parent to the terms and conditions of this Agreement and, if applicable, the other Transaction Documents or the transactions contemplated hereby or thereby (or with respect to other proposals made by Parent), and (iv) the Board of

Directors determines in good faith (after consultation with its outside legal counsel and after considering in good faith any offer or proposal made by Parent during the Negotiation Period) that (A) in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal pursuant to Section 6.03(c)(ii), or (B) in the case of an Adverse Recommendation Change to be made in response to an Intervening Event pursuant to Section 6.03(c)(iii), the failure to effect an Adverse Recommendation Change would be inconsistent with the Board of Directors fiduciary duties under Applicable Law; provided that any material revisions to the terms of a Superior Proposal, including any revision in price, shall require a new notice pursuant to clauses (i) and (ii) above and the Negotiation Period shall be extended to ensure that at least 48 hours remain in the Negotiation Period subsequent to the time the Company notifies Parent of any such material revisions (it being agreed that there may be multiple such revisions).

(e)                Certain Other Required Notices.

(i)                 None of the Board of Directors, any of the Company’s Subsidiaries or any of their respective Representatives shall take any of the actions referred to in Section 6.03(c) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and, after taking any action referred to in Section 6.03(c), the Company shall continue to advise Parent on a reasonably current basis of the status and terms of any discussions and negotiations with the Third Party.

(ii)               From and after the date hereof, the Company shall provide a written report to Parent every ten Business Days setting forth (A) the total number of parties contacted to date prior to the No-Shop Period Start Time, (B) the number of parties that have affirmatively declined to receive information or enter into discussions regarding an Acquisition Proposal, (D) the number of parties that have affirmatively expressed interest in receiving information or entering into discussions regarding an Acquisition Proposal, (E) the number of parties that have executed an Acceptable Confidentiality Agreement and (F) the number of parties that are currently in discussions with the Company regarding an Acquisition Proposal. In addition, at any time on or after the date hereof until the Effective Time, the Company shall notify Parent promptly (but in no event later than 48 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal or any request for material non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books, records or personnel of the Company or any of its Subsidiaries by any Third Party that could reasonably be expected to make, or has made, an Acquisition Proposal. The Company shall provide the notice provided for in the immediately preceding sentence orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request. On and after the date hereof, the Company shall keep Parent reasonably informed of any significant developments, discussions or negotiations regarding any Acquisition Proposal on a reasonably timely basis, and shall promptly (but in no event later than 48 hours after receipt) provide to Parent copies of all material correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any material oral communications addressing such matters).

(iii)             Without limiting its obligations pursuant to Section 6.03(e), (A) at or within 48 hours of the No-Shop Period Start Time, the Company shall notify Parent of the identity of all Persons who are Excluded Parties, and the basis on which the Company believes such Persons are Excluded Parties, and provide Parent with a written summary of the material terms and conditions of any Acquisition Proposal received from any Excluded Party (which material terms and conditions shall include the identity of the Third Party or group of Third Parties making the Acquisition Proposal and shall include, copies of all drafts of transaction documents, including term sheets, letters of intent or other similar documents, relating to such Acquisition Proposal) and (B) thereafter, the Company shall continue to comply with its obligations pursuant to Section 6.03(e).

(f)                Application of this Provision to Representatives. It is agreed that any violation of the restrictions on the Company set forth in this Section 6.03 by any Subsidiaries of the Company or any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 6.03 by the Company.

(g)               Obligation to Terminate Discussions. Subject to the remainder of this Section 6.03 and except with respect to any Excluded Party, on the No-Shop Period Start Time, the Company (i) shall, and shall cause any of its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to such time with respect to any Acquisition Proposal, and (ii) shall promptly request that all copies of all confidential information that the Company or any of its Subsidiaries or its or their Representatives have distributed or made available to any such Third Party in connection with their consideration of any Acquisition Proposal (and all analyses and other materials prepared by or on behalf of such Third Party that contains, reflects or analyzes that information) be promptly destroyed or returned, and cause any physical or virtual data room to no longer be accessible to or by any such Third Party.

(h)               Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:

(i)                 “Acceptable Confidentiality Agreement” means any confidentiality agreement that contains terms that are not materially less favorable, in the aggregate, to the Company than the materials terms contained in the Confidentiality Agreement, provided, that such confidentiality agreement (A) must contain “standstill” or similar provisions and otherwise prohibit the making or amendment of any Acquisition Proposal except that such provisions may include an exception solely to the extent necessary to allow such Person to make a confidential proposal to the Board of Directors and (B) may not have confidentiality provisions that terminate prior to the two year anniversary of the date such agreement is entered into.

(ii)               “Adverse Recommendation Change” means (A) the failure to make the Company Recommendation or to include the Company Recommendation in the Proxy Statement, (B) the withdrawal, modification or qualification of the Company Recommendation in a manner adverse to Parent, (C) the authorization, adoption, recommendation or approval of any Acquisition Proposal or (D) the taking of any action or making of any statement inconsistent with the Company Recommendation.

(iii)             “Excluded Party” means any Third Party, group of Third Parties or group that includes any Third Party or group of Third Parties that has made a written Acquisition Proposal prior to the No-Shop Period Start Time that has satisfied prior to such date the requirements of Sections 6.03(c)(i)(x) and 6.03(c)(i)(y); provided that notwithstanding anything to the contrary contained herein, a Third Party shall cease to be an Excluded Party for all purposes under this Agreement at such time as such Third Party has withdrawn its Acquisition Proposal(s) or such Acquisition Proposal is abandoned or otherwise ceases to be pending.

(iv)             “Intervening Event” means a material fact, event, change or development in circumstances that (a) arises after the date hereof and was not known to the Board of Directors as of or prior to the date hereof (whether in relation to the financial condition, business, results of operations or prospects of either the industries or markets in which the Company and its Subsidiaries operate or of the Company and its Subsidiaries, taken as a whole) and (b) does not involve or relate to an Acquisition Proposal.

(v)               “Superior Proposal” means a bona fide written Acquisition Proposal, substituting “50%” for each reference to “20%” in the definition of Acquisition Proposal, made by any Person (other than Parent and its Affiliates), which did not result from or arise in connection with any material breach of this Section 6.03, on terms that the Board of Directors determines in good faith, after consultation with outside legal counsel and its financial advisor, and taking into account all the terms and conditions of the Acquisition Proposal that the Board of Directors deems relevant, are more favorable to the Company’s shareholders than as provided hereunder (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(d)) and is reasonably likely to be consummated in accordance with its terms taking into account all legal, regulatory and financing aspects of such Acquisition Proposal.

Section 6.04.      Access to Information. The Company shall (a) give to Parent, its counsel, financial advisors, auditors and other authorized Representatives reasonable access to the offices, properties, books and records of the Company and its Subsidiaries, (b) furnish to Parent, its counsel, financial advisors, auditors and other authorized Representatives such information, including financial and operating data, as such Persons may reasonably request and (c) instruct its employees, counsel, financial advisors, auditors and other authorized Representatives to reasonably cooperate with Parent in its investigation of the Company and its Subsidiaries, it being agreed that all information provided to Parent pursuant to this Section 6.04 shall be subject to the confidentiality provisions of the Confidentiality Agreement. Any investigation pursuant to this Section 6.04 shall be conducted during normal business hours in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. Notwithstanding the foregoing, but subject to and without limiting in any respect the Company’s obligations under Section 6.03, the Company shall not be required pursuant to this Section 6.04 to provide to Parent, its counsel, financial advisors, auditors or other authorized Representatives, any information that relates to the negotiation and execution of this Agreement or to Acquisition Proposals potentially competing with or alternative to the transactions contemplated by this Agreement; except that the Company shall be required to provide all such information to Parent, its counsel, financial advisors, auditors or other authorized Representatives, to the extent requested and reasonably necessary, in connection with any Transaction Litigation.

Article 7
Covenants of Parent

Parent agrees that:

Section 7.01.      Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.02.      Director and Officer Liability. Parent shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)                For a period beginning at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent and the Surviving Corporation shall jointly and severally indemnify and hold harmless all past and present directors, officers and employees of the Company and its Subsidiaries (the “Indemnified Persons”) to the same extent such Indemnified Persons are indemnified as of the date hereof by the Company or such Subsidiary pursuant to Applicable Law, the Company Articles, the Company Bylaws, the organizational or governing documents of any of the Company’s Subsidiaries, and any indemnification agreements in existence on the date hereof with any of the Indemnified Persons, arising out of acts or omissions in their capacity as directors, officers or employees of the Company or any of its Subsidiaries occurring at or prior to the Effective Time; provided, however, that Parent agrees to, and will cause the Surviving Corporation to, indemnify and hold harmless such Indemnified Persons to the fullest extent permitted by Applicable Law for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby.

(b)               For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s articles of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date hereof. The indemnification agreements, if any, in existence on the date hereof with any of the Indemnified Persons shall be assumed by the Surviving Corporation, without any further action, and shall continue in full force and effect in accordance with their terms following the Effective Time.

(c)                Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are not materially less favorable in the aggregate than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that (x) the Company shall give Parent a reasonable opportunity to participate in the selection of such tail policy and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto, (y) in no event shall the Company or the Surviving Corporation be required or permitted to expend for such policies pursuant to this sentence an aggregate amount in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of such coverage, and (z) if the aggregate premiums of such insurance coverage exceed such amount and the Company or the Surviving Corporation, as applicable, shall obtain a policy in accordance with this sentence, such policy shall provide the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are not materially less favorable in the aggregate than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of such coverage; and provided, further, that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)               If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.02.

(e)                Notwithstanding anything herein to the contrary, if any act or omission (whether arising before, at or after the Effective Time) requiring indemnification under this Section 7.02 is instituted against any Indemnified Person on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 7.02 shall continue in effect until the final disposition of such action.

(f)                The rights of each Indemnified Person under this Section 7.02 shall be in addition to any rights such Person may have under the Company Articles, the Company Bylaws and the organizational or governing documents of any of the Company’s Subsidiaries, or under Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person and their respective heirs and legal representatives.

Section 7.03.      Employee Matters.

(a)                For the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, Parent shall provide or cause to be provided to Company Employees, to the extent that and for such time as such Company Employees remain employed with the Surviving Corporation or any of its Subsidiaries, compensation and benefits that are no less favorable in the aggregate to than the compensation and benefits provided to Company Employees immediately prior to the Effective Time, excluding any equity, change of control or other transaction-based compensation.

(b)               For all purposes under the compensation and benefit plans, programs, agreements and arrangements of the Surviving Corporation providing benefits to any Company Employee after the Effective Time, and in which such Company Employee did not participate prior to the Effective Time (each a “New Plan”), each Company Employee shall be credited with his or her years of service with the Company and its Affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any analogous employee benefit plan maintained or sponsored by the Company or its Subsidiaries, except where such credit would result in a duplication of benefits. For purposes of each New Plan providing medical, dental, prescription, pharmaceutical and/or vision benefits to any Company Employee, Parent shall use reasonable best efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Company Employee except to the extent such pre-existing conditions and actively-at-work requirements would apply under any analogous Company Employee Plan, and Parent shall use reasonable best efforts to cause any eligible expenses incurred by such Company Employee and his or her covered dependents under a Company Employee Plan during the portion of the plan year prior to the Closing to be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such Company Employee for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)                Notwithstanding the generality of the foregoing, as of the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor in accordance with their terms and, in each case, subject to Section 6.9(d), all employment, change in control, severance and other compensation plans and agreements existing immediately prior to the execution of this Agreement, which are between the Company or any of its Subsidiaries and any director, officer or employee thereof or maintained by the Company or any of its Subsidiaries (each, a “Company Agreement”).  Parent and the Company hereby agree that the occurrence of the Effective Time shall constitute a “Change in Control” for purposes of all Company Agreements and all Company Employee Plans in which the term is relevant.

(d)               For the period commencing at the Effective Time and ending on January 1, 2016, the Parent shall not transfer the employment of any Company Employee employed with the Surviving Corporation to the Parent or any of its Affiliates (including the Subsidiaries of the Surviving Corporation) or otherwise take action that would cause any Company Employee to have an “employer” (as that term is used in 26 USC section 3102) other than the Surviving Corporation.

(e)                Notwithstanding anything in this Agreement to the contrary, (i) nothing herein shall be deemed to be a guarantee of employment for any Company Employee, or to restrict the right of the Surviving Corporation or its Affiliates to terminate the employment of any Company Service Provider, (ii) the provisions of this Section 7.03 are solely for the benefit of the parties to this Agreement, and no current or former Company Employee or other Company Service Provider or other individual associated therewith or any employee benefit plan or trustee thereof shall be regarded for any purpose as a third party beneficiary of this Agreement, and (iii) nothing herein shall be construed as an amendment to any employee benefit plan for any purpose. In addition, nothing in this Agreement shall be construed to limit the right of Parent or any of its Affiliates (including the Surviving Corporation) to amend or terminate any employee benefit plan in accordance with the terms thereof.

Section 7.04.      Conduct of Parent. Parent and Merger Sub covenant and agree that, between the date hereof and the earlier of the Effective Time and the date, if any, on which this Agreement is terminated pursuant to Article 10, Parent and Merger Sub shall not take any action which would have a Parent Material Adverse Effect.

Article 8
Covenants of Parent and the Company

The parties hereto agree that:

Section 8.01.      Appropriate Action; Notice.

(a)                Subject to the terms and conditions of this Agreement, the Company and Parent shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the parties hereto understand and agree that the reasonable best efforts of any party hereto shall not be deemed to include (A) entering into any settlement, undertaking, consent decree, stipulation or agreement, or engaging in any litigation, administrative or judicial proceeding, with any Governmental Authority in connection with the transactions contemplated hereby or (B) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its, the Subsidiaries’ or any of their respective Affiliates’ businesses, assets or properties. The Company and Parent agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement the transactions contemplated by this Agreement. Each of Parent and the Company shall split equally the payment of all filing fees required in connection with filings under the HSR Act (and shall make such equal payment on the date that such filing is made).

(b)               In furtherance and not in limitation of the foregoing, each of Parent and the Company shall (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10 Business Days of the date hereof, (ii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (iii) use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable.

(c)                Each of the Company and Parent shall, subject to Applicable Law and, in each case, to the extent reasonably practicable and not prohibited by a Governmental Authority: (i) promptly notify the other party of any communication received by it from any Governmental Authority with respect to this Agreement and the transactions and other agreements contemplated hereby and permit the other party to coordinate its response with the other party, including providing the opportunity to review in advance any proposed written communication or production of documents to such Governmental Authority, (ii) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by, the Antitrust Division of the U.S. Department of Justice, the Federal Trade Commission, or any other Governmental Authority with respect to this Agreement and the transactions contemplated hereby, (iii) not agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry with respect to this Agreement and the transactions contemplated hereby unless it consults with the other party in advance and gives the other party or, at such party’s request, its counsel, the opportunity to attend and participate in such meeting to the extent permitted by Applicable Law and by such Governmental Authority, (iv) furnish the other party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Authority or members of its staff on the other hand, with respect to this Agreement and the transactions and contemplated hereby (excluding any sensitive information with respect to any individual who is an officer, director, employee or direct or indirect equity holder or prospective equity holder of Parent or any of its Affiliates and any documents and communications which are subject to preexisting confidentiality agreements, the attorney client privilege or work product doctrine) and (v) furnish the other party with such necessary information and reasonable assistance as such other party and its Affiliates may reasonably request in connection with their preparation of necessary filings, registrations, or submissions of information to any Governmental Authorities in connection with this Agreement and the transactions contemplated hereby. In addition, to the extent permitted under Applicable Law, neither Parent nor the Company shall extend any waiting period under the HSR Act or other antitrust or competition-related law of a Governmental Authority or enter into any agreement with any Governmental Authority agreeing temporarily not to consummate the transactions contemplated by this Agreement except with the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 8.02.      Other Filings and Consents; Preparation of Proxy Statement.

(a)                The Company and Parent shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

(b)               As promptly as reasonably practicable after the date hereof (and in no event later than 18 Business Days after the date hereof), the Company shall prepare the preliminary Proxy Statement and file the preliminary Proxy Statement with the SEC. Parent shall provide to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company for inclusion in the Proxy Statement. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement each time before it (or any amendment thereto) is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel. The Company shall use its reasonable best efforts to (i) cause the Proxy Statement to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto as of the date of such filing and (ii) respond to any comments by the SEC staff in respect of the Proxy Statement. The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof. The Company shall provide Parent and its counsel with (A) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC (or the staff of the SEC) with respect to the Proxy Statement promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC. The Company shall use its reasonable best efforts to cause the definitive Proxy Statement to be mailed to the record holders as of the record date established for the Company Shareholder Meeting promptly after the No-Shop Period Start Time; provided that the Company shall not be required to mail the definitive Proxy Statement until the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement or that it does not intend to review the Proxy Statement.

Section 8.03.      Financing.

(a)                Parent and Merger Sub shall use their reasonable best efforts to consummate the Debt Financing on a timely basis to facilitate the Closing when required by Section 2.01 on the terms and subject to the conditions set forth in the Debt Commitment Letters (provided that Parent and Merger Sub may replace or amend, supplement, modify, waive or supersede any provision in the Debt Commitment Letters as set forth below), including their reasonable best efforts to (i) maintain in effect the Debt Commitment Letters; (ii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Commitment Letters (including after giving effect to any “market flex” provisions contained therein) in all material respects (the “Debt Financing Agreements”); (iii) satisfy (or obtain the waiver of) on a timely basis (taking into account the Marketing Period) all the conditions and covenants to obtain the Debt Financing applicable to Parent and Merger Sub in the Debt Commitment Letters that are within their control; and (iv) enforce their rights under the Debt Commitment Letters. Parent shall keep the Company reasonably informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company notice as promptly as practicable: (x) of any material breach or default by any party to any of the Debt Commitment Letters or the Debt Financing Agreements, in each case of which Parent or Merger Sub obtains Knowledge, (y) of the receipt of any written notice or other written communication, in each case, received from any Debt Financing Source with respect to any (A) actual or potential breach of Merger Sub’s obligations under the Debt Commitment Letters or the Debt Financing Agreements, or default or termination or repudiation by any other party to any of the Debt Commitment Letters or the Debt Financing Agreements or (B) material dispute between or among any parties to any of the Debt Commitment Letters or the Debt Financing Agreements, in each case, with respect to the obligation to fund the Debt Financing at Closing on the terms and conditions set forth in the Debt Financing Commitment Letters and (z) of the receipt of any written notice or other written communication on the basis of which Parent believes in good faith that it is reasonably likely that a party to the Debt Financing will fail to fund the Debt Financing or is reducing the amount of the Debt Financing and, as a result, the aggregate cash amount of the funding commitments thereunder (after giving effect to any corresponding increases) would be below the amount that, when combined with Parent’s and Merger Sub’s other sources of funds, is sufficient to satisfy all of their obligations under this Agreement to be satisfied on the Closing Date on the terms contemplated hereby, including (x) the payment of the amounts payable by Parent pursuant to Article 2 at the Closing, (y) the payment of the Payoff Amount and (z) the payment of all related fees and expenses that are required to be paid by Parent or Merger Sub at Closing pursuant to this Agreement. In the event that any portion of the Debt Financing (including after giving effect to the exercise of any “market flex” provisions) becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letters (other than as a result of (i) a breach by the Company of this Agreement which prevents or renders impracticable the consummation of the Debt Financing or (ii) the termination of the Debt Commitment Letters on or prior to March 7, 2016 pursuant to the terms thereof), (A) Parent shall notify the Company as promptly as practicable and (B) Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain any such portion from alternative sources (such alternative sources, together with the Lenders, the “Debt Financing Sources”), on terms, taken as whole, that are no less favorable to Merger Sub (including after giving effect to the exercise of any “market flex” provisions) than those set forth in the Debt Commitment Letters as in effect on the date of this Agreement.

In furtherance of the provisions of this Section 8.03(a), one or more Debt Commitment Letters may be replaced or amended, restated, supplemented or otherwise modified or superseded at the option of Parent or Merger Sub (as so replaced or amended, restated, supplemented or otherwise modified or superseded, the “New or Amended Debt Commitment Letters”) to (A) add and/or replace lenders, lead arrangers, bookrunners, syndication agents or similar entities, as applicable, (B) modify pricing or implement or exercise any of the “market flex” provisions contained in the Debt Commitment Letters, (C) reallocate commitments or assign or reassign titles or roles to, or between or among, any parties to the Debt Commitment Letters or (D) otherwise on terms which would not, without the prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed) (1) impose new or additional conditions or otherwise expand or amend or modify the conditions precedent in a manner that would make the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing less likely to occur, any of the conditions precedent to the Debt Financing as set forth in the Debt Commitment Letters as in effect on the date of this Agreement, (2) materially delay or hinder the consummation of, or prevent Parent and Merger Sub from being able to consummate, the transactions contemplated by this Agreement as and when required by Section 2.01 or (3) reduce the aggregate cash amount of the funding commitments thereunder below an amount that, when combined with Parent’s and Merger Sub’s other sources of funds, is sufficient to satisfy all of their obligations under this Agreement to be satisfied on the Closing Date on the terms contemplated hereby, including (x) the payment of the amounts payable by Parent pursuant to Article 2 at the Closing, (y) the payment of the Payoff Amount and (z) the payment of all related fees and expenses that are required to be paid by Parent or Merger Sub at Closing pursuant to this Agreement. Parent shall (i) to the extent practicable, notify the Company of its intention to make any such amendment or obtain such alternative financing and keep the Company reasonably informed of the terms thereof and (ii) provide to the Company final drafts of all New or Amended Debt Commitment Letters prior to their execution (which, in the case of any amendments to or replacement fee letters, may be redacted as set forth in the related commitment letter) as promptly as practicable and shall provide to the Company executed copies of the New or Amended Debt Commitment Letters promptly after their execution. In such event, the term “Debt Commitment Letters” as used herein shall be deemed to include the Debt Commitment Letters that are not so superseded at the time in question and the New or Amended Debt Commitment Letters to the extent then in effect and the term “Debt Financing” as used herein shall be deemed to include the debt financing contemplated by any such New or Amended Debt Commitment Letters. For purposes of this Agreement, “Marketing Period” means a period of 15 consecutive Business Days after the date hereof following receipt by Parent of the Required Information which is Compliant, together with the authorization letters contemplated by Section 8.03(b)(ii), during which no event has occurred and no conditions exist that would cause any of the conditions set forth in Article 9 to fail to be satisfied before the Closing (assuming the Closing were to be scheduled for any time during such 15 Business Day period); provided, however, that the “Marketing Period” shall not be deemed to have commenced if, prior to the completion of such 15 consecutive Business Day period, (x) Parent has received a notice from the Debt Financing Sources in accordance with the Debt Commitment Letter that (A) the Required Information has not been delivered and (B) specifying any additional Required Information to be provided, (y) the Company’s independent auditors have withdrawn, or advised the Company in writing that they intend to withdraw, their audit opinion with respect to any financial statements contained in any of the Company’s filings with the SEC or in the Required Information or (z) the Company, the Board of Directors or the Company’s independent auditors shall have determined that a restatement of any material financial information in the Required Information is required; provided, further, that (1) November 27, 2015 shall be excluded from the determination of such 15 consecutive Business Day period and (2) such 15 consecutive Business Day period shall be completed on or prior to December 18, 2015 or, if such period has not been completed on or prior to December 18, 2015, then such period shall commence no earlier than January 4, 2016. “Compliant” means, with respect to any Required Information, that such Required Information (i) does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to made such Required Information not misleading, (ii) is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act and in a form customarily included in private placements under Rule 144A of the Securities Act, of in each case, assuming such Required Information is intended to be the information to be used for an offering of securities by the Company in connection with the debt financing contemplated by the Debt Commitment Letters, and (iii) contains financial information on the first day of the Marketing Period that would not be required to be updated under Rule 3-12 of Regulation S-X in order to be current on any day of the Marketing Period to permit a registration statement using such financial statements to be declared effective by the SEC.

Notwithstanding anything in this Section 8.03(a) or elsewhere in this Agreement to the contrary, in no event shall the “reasonable best efforts” of Parent or Merger Sub be deemed or be construed to require Parent or Merger Sub to, and neither Parent nor Merger Sub shall be required to, (i) seek equity financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letter, (ii) pay any fees in the aggregate in excess of those contemplated by the Debt Commitment Letters (including any contingent fees described therein and any “market flex” provisions contained therein) or (iii) agree to conditionality or economic terms of the Financing that are less favorable than those contemplated by the Financing Commitment Letters (including any “market flex” provisions contained therein).

(b)               The Company shall use its reasonable best efforts to, and shall cause its Subsidiaries and their respective Representatives, in each case, with appropriate seniority and expertise and including its or their independent accounting firms, to use their reasonable best efforts to, provide all cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Parent in a manner that does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, including:

(i)                 participating and making the appropriate senior officers of the Company available to participate in a reasonable number of meetings (including customary one-on-one meetings with Lenders and potential financing sources and senior management and other Representatives of the Company), due diligence sessions, drafting sessions, presentations, “road shows” and sessions with prospective ratings agencies (and other reasonable assistance in procuring a public corporate credit rating and a public corporate family rating in respect of the Company and public ratings in respect of the Debt Financing);

(ii)               reasonably cooperating with the marketing efforts and due diligence efforts of Parent and their financing sources, including assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda (including a bank information memorandum that does not include material non-public information), lender presentations, prospectuses and similar documents and other customary marketing materials (including delivering customary representation letters, authorization letters, confirmations and undertakings as contemplated by the Debt Commitment Letters but subject to the limitation set forth in clause (vii)(A) below) required in connection with the Debt Financing;

(iii)             furnishing Parent and the Debt Financing Sources with financial and other pertinent information regarding the Company and its Subsidiaries, including financial statements, pro forma financial information, financial data, audit reports and other information of the type customarily required in connection with the execution of financings of a type similar to the Debt Financing, including the Required Information, all of which shall be provided by the Company as promptly as practicable after the date hereof and in any event not later than November 18, 2015, and supplementing the Required Information to the extent that any such Required Information, to the Knowledge of the Company, contains any material misstatement of fact or omits to state any material fact necessary to make such information not misleading, as soon as reasonably practicable after obtaining Knowledge thereof; provided that, without limiting the Company’s obligation to deliver the Required Information, Parent shall be responsible for timely provision of any post-Closing pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any pro forma financial information requested by Parent to be delivered by the Company;

(iv)             obtaining customary accountants’ comfort letters, legal opinions, surveys and title insurance and reasonably facilitating the granting of a security interest (and perfection thereof) in the collateral contemplated by the Debt Financing;

(v)               obtaining any authorization or consent reasonably necessary or required in connection with the Financing;

(vi)             at least three Business Days prior to the Closing, providing all documentation and other information about the Company and each of its Subsidiaries that the Debt Financing Sources have reasonably determined is required to comply with Applicable Law that is requested in writing by Parent at least ten days prior to the Closing to the extent required under applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act;

(vii)           executing and delivering any commitment letters, underwriting or placement agreements, registration statements, credit agreements, indentures, pledge and security documents, other definitive financing documents or other requested certificates or documents (including a certificate of the chief financial officer of the Company with respect to solvency matters) (provided that (A) except for the representation letters, authorization letters, confirmations and undertakings referred to in clause (ii) above, none of the letters, agreements, registration statements, documents and certificates shall be executed and delivered except at the Closing and the respective Representative(s) executing any such letters, agreements, registration statements, documents and certificates shall remain as officers of the Surviving Corporation, (B) except for the representation letters, authorization letters, confirmations and undertakings referred to in clause (ii) above, the effectiveness thereof shall be conditioned upon, or only become operative after, the occurrence of the Closing, (C) no personal liability shall be imposed on the officers or employees involved, (D) neither the Company nor any of its Subsidiaries, nor any of their respective Representatives, shall be required to provide any legal opinion or other opinion of counsel prior to the Closing Date in connection with the Debt Financing, and (E) any bank information memoranda or comparable documents required in relation to the Debt Financing shall reflect the Surviving Corporation and/or its Subsidiaries as the obligor; and provided, further, that neither the Company nor any of its Subsidiaries shall be required to pay any commitment fee or other fee or payment that is not reimbursed by Parent or Merger Sub in accordance with the terms of this Agreement to obtain consent or to incur any liability with respect to, or cause or permit any Lien to be placed on, any of their respective assets in connection with the Debt Financing prior to the Closing Date); and

(viii)         taking all corporate actions necessary to permit the consummation of the Financing.

The Company hereby authorizes and consents to the use of (x) the financial statements and other information to be provided pursuant to this Section 8.03 for purposes of the Debt Financing and (y) its and its Subsidiaries’ logos in offering materials prepared by the arrangers of the Debt Financing provided to Parent; provided, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries.

(c)                Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company and any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 8.03 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties actually suffered or incurred by any of them of any type in connection with the arrangement of any Debt Financing and any information used in connection therewith (other than any information prepared or provided by the Company or any of its Subsidiaries or any of their respective Representatives) except, in each case with respect to the foregoing indemnity, to the extent resulting from bad faith, gross negligence or willful misconduct of the Company or any of its Subsidiaries or any of their respective Representatives as determined in a final non-appealable judgment by a court of competent jurisdiction. The obligations in this Section 8.03(c) shall survive termination of this Agreement.

(d)               All material non-public information provided by the Company or any of its Subsidiaries or any of their Representatives pursuant to this Section 8.03 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub shall be permitted to disclose such information to the Debt Financing Sources and other potential sources of capital, rating agencies, hedging providers, prospective lenders and participants subject to the potential sources of capital, ratings agencies, hedging providers, prospective lenders, participants and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities).

(e)                Nothing in this Section 8.03 shall require the Company or its Subsidiaries to take any action in respect of the Debt Financing to the extent that such action would (i) cause any condition to Closing set forth in Article 9 to fail to be satisfied by the End Date or otherwise result in a breach of this Agreement by the Company that would provide Parent or Merger Sub the right to terminate this Agreement or seek indemnity under the terms hereof (unless, in each case, waived by Parent and Merger Sub), (ii) require the Company or any of its Subsidiaries to take any action that will conflict with or violate the Company’s or any if its Subsidiary’s organizational documents or any Applicable Laws or result in the contravention of, or would reasonably be expected to result in a material violation of, or material default under, any Company Material Contract to which the Company or any of its Subsidiaries is a party on the date hereof, unless contingent on the Closing (it being understood that the foregoing shall not prevent the Company or its Subsidiaries from seeking any consents reasonably requested by Parent or Merger Sub in connection with the Financing), (iii) reasonably be expected to result in any officer or director of the Company or any of its Subsidiaries incurring any personal liability that is not contingent upon the Closing with respect to any matters related to the Financing or (iv) require the Company or any of its Subsidiaries to provide any information the disclosure of which the Company reasonably believes is prohibited or restricted under Applicable Law or is legally privileged; provided, that, in the event information is not provided based on this clause (iv), the Company shall provide notice to Parent that information is being withheld and the Company shall use commercially reasonable efforts to communicate the applicable information in a way that would not violate such prohibition or restriction or risk waiver of such privilege.

(f)                Parent and Merger Sub acknowledge and agree that, notwithstanding anything in this Agreement to the contrary, the obligations to perform their respective agreements hereunder, including to consummate the Closing subject to the terms and conditions hereof, are not conditioned on obtaining the Debt Financing or on the performance of any party to any Debt Commitment Letter.

Section 8.04.      Treatment of Existing Indebtedness. The Company shall, and shall cause its Subsidiaries to, cooperate with, and take all actions reasonably required by, Parent in order to facilitate the termination and payoff of the commitments under the Company Credit Facility at Closing upon or simultaneously with the funding of the Debt Financing (including, upon such funding, the repayment in full of all obligations then outstanding thereunder and the release of all encumbrances, security interests and collateral and the termination of all guarantees and the agreements evidencing subordination in connection therewith at the Closing), or in connection with any proposed refinancing by Parent thereof. Without limiting the foregoing, on or prior to the third Business Day prior to the Effective Time, the Company shall arrange for the delivery to Parent of payoff letters in customary form and substance from the administrative agent or other similar agents under the Company Credit Facility, which payoff letter shall (a) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations related to any obligations under the Company Credit Facility as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (b) state that upon receipt of the Payoff Amount, the Company Credit Facility and related instruments evidencing the Company Credit Facility shall be terminated (except for provisions in the Company Credit Facility that, by their terms, survive such termination) and (c) state that all encumbrances, guarantees, security interests, collateral and agreements to subordinate in connection therewith relating to the assets and properties of the

Company or any of its Subsidiaries securing such obligations thereunder shall be, upon the payment of the Payoff Amount, released and terminated; provided that this Section 8.04 shall not require the Company or any of its Subsidiaries to (x) arrange for financing or refinancing sufficient to repay the Company Credit Facility, except to the extent set forth in Section 8.03, or (y) cause such repayment, release and termination unless the Closing shall occur substantially concurrently.

Section 8.05.      Public Announcements. Except with respect to any Adverse Recommendation Change made in accordance with the terms of this Agreement, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and none of the parties or their Affiliates shall issue any public statement or press release without the consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except that no such consent shall be necessary to the extent disclosure may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and the Company. The Company may, without Parent or Merger Sub’s consent, communicate to its employees, customers, lenders and suppliers in a manner consistent with prior communications of the Company or consistent with a communications plan previously agreed to by Parent and the Company in which case such communications may be made consistent with such plan.

Section 8.06.      Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.07.      Notices of Certain Events. Each of the Company and Parent shall promptly notify the other of:

(a)                any notice or communication, whether written or oral, received by such party from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)               any notice or communication, whether written or oral, received by such party from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)                any Proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, arising from or relating to this Agreement or the transactions contemplated hereby including, for the avoidance of doubt, any Proceedings referred to in Section 2.04 (collectively, “Transaction Litigation”);

(d)               any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that would cause the condition set forth in Section 9.02(a) or Section 9.03(a), as applicable, not to be satisfied; and

(e)                any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder at any time during the term hereof that would cause the condition set forth in Section 9.02(a)(i) or Section 9.03(a)(i), as applicable, not to be satisfied;

provided that the delivery of any notice pursuant to this Section 8.07 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice. The parties acknowledge and agree that the Company’s compliance or failure of compliance with this Section 8.07(a) or (b) shall not be taken into account for purposes of determining whether the condition referred to in Section 9.02(b) shall have been satisfied unless any Person listed on Schedule 1(a) has received the notice or communication contemplated by Section 8.07(a) or (b). The parties acknowledge and agree that Parent’s or Merger Sub’s compliance or failure of compliance with this Section 8.07(a) or (b) shall not be taken into account for purposes of determining whether the condition referred to in Section 9.03(b) shall have been satisfied unless any Person listed on Schedule 1(b) has received the notice or communication contemplated by Section 8.07(a) or (b).

Section 8.08.      Transaction Litigation. (a) The Company and Parent shall give each other the opportunity to participate in the defense, settlement and/or prosecution of any Transaction Litigation and (b) the Company (i) shall not, and shall cause its Subsidiaries and Representatives not to, compromise, settle, offer or propose to settle, or otherwise take any material action in respect of (A) any Transaction Litigation, (B) any other material civil litigation, investigation, arbitration, proceeding or claim involving or against the Company or any of its Subsidiaries or (C) any litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries brought by a Governmental Authority or otherwise involving regulatory action or involving criminal charges or allegations or consent or commit to the taking of any of the foregoing actions, unless in each case Parent shall have consented in advance and in writing and (ii) after receipt of the Company Shareholder Approval, shall, if requested by Parent, use its reasonable best efforts to settle any unresolved Transaction Litigation in accordance with Parent’s direction.

Section 8.09.      Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of shares of Company Stock in connection with the transactions contemplated by this Agreement (including derivative securities of such shares of Company Stock) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 8.10.      Stock Exchange De-listing. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Stock from the NYSE and the deregistration of the Company Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than 10 days thereafter.

Section 8.11.      Director Resignations. The Company shall provide Parent with a correct and complete list of the directors of the Company and each of its Subsidiaries at least 10 Business Days prior to the Closing. The Company shall obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation, effective as of the Effective Time, of those directors of the Company or any Subsidiary of the Company designated by Parent to the Company in writing at least five Business Days prior to the Closing.

Section 8.12.      Takeover Statutes. If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Sub and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use their reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Article 9
Conditions to the Merger

Section 9.01.      Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following conditions:

(a)                the Company Shareholder Approval shall have been obtained in accordance with the GBCC;

(b)               no temporary restraining order, preliminary or permanent injunction or other judgment, order or decree or other legal restraint or prohibition issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the Merger shall be in effect at the Effective Time, and no Applicable Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority that, in each case, at the Effective Time, makes illegal the consummation of the Merger;

(c)                any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; and

(d)               all actions by or in respect of, or filings with, any Governmental Authority, required to permit the consummation of the Merger shall have been taken, made or obtained.

Section 9.02.      Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)                The representations and warranties of the Company contained in (i) Section 4.10(b) shall be true and correct in all respects at and as of the Effective Time as if made at and as of such time, (ii) each of Sections 4.01, 4.02, 4.05, 4.24 and 4.28 shall be true and correct in all material respects (with respect to Section 4.28 only, disregarding all materiality qualifications contained therein) at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified date or time, which shall be true and correct in all material respects only as of such date or time) and (iii) this Agreement other than those Sections specifically identified in clause (i) or (ii) of this Section 9.02(a) (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall be true and correct at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified date or time , which shall be true and correct (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) only as of such date or time), with only such exceptions, in the case of this clause (iii) only, as have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect; provided that solely for purposes of clause (ii) above, if one or more inaccuracies in Section 4.05 would cause the aggregate amount required to be paid by Parent or Merger Sub in connection with the Closing to increase by $2,000,000 or more, such inaccuracy or inaccuracies shall be considered material for purposes of clause (ii) of this Section 9.02(a) and a failure of the condition set forth in Section 9.02(a)(ii).

(b)               The Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time.

(c)                Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Sections 9.02(a) and (b).

Section 9.03.      Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a)                The representations and warranties of Parent and Merger Sub contained in (i) each of Sections 5.01 and 5.02 shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified date or time, which shall be true and correct only as of such date or time) and (ii) this Agreement other than those Sections specifically identified in clause (i) of this Section 9.03(a) shall be true and correct at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified date or time, which shall be true and correct only as of such date or time), with only such exceptions, in the case of this clause (ii) only, as have not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)               Each of Parent and Merger Sub shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time.

(c)                The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Sections 9.03(a) and (b).

Article 10
Termination

Section 10.01.  Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company, except in the case of Section 10.01(d)(iii)):

(a)                by mutual written agreement of the Company and Parent; or

(b)               by either the Company or Parent, if:

(i)                 the Merger has not been consummated on or before February 29, 2016 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement was the principal cause of the failure of the Merger to be consummated by such time; or

(ii)               there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such injunction shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 10.01(b)(ii) shall have complied in all material respects with its obligations under Section 8.01; or

(iii)             at the Company Shareholder Meeting (including any adjournment or postponement thereof), the Company Shareholder Approval shall not have been obtained; or

(c)                by Parent, if:

(i)                 prior to the Company Shareholder Approval (A) an Adverse Recommendation Change shall have occurred, or (B) there shall have been a material breach of Section 6.02 or Section 6.03; or

(ii)               a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.02 not to be satisfied, and such condition is incapable of being satisfied by the End Date or, if curable, is not cured by the Company within 30 days of receipt by the Company of written notice of such breach or failure; provided that, at the time of the delivery of such notice, Parent or Merger Sub shall not be in material breach of its or their material obligations under this

Agreement in a manner that would cause the conditions set forth in Section 9.03 not to be satisfied; or

(d)               by the Company, if:

(i)                 a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Sub set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 9.03 not to be satisfied, and such condition is incapable of being satisfied by the End Date or, if curable, is not cured by Parent or Merger Sub within 30 days of receipt by Parent and Merger Sub of written notice of such breach or failure; provided that, at the time of the delivery of such notice, the Company shall not be in material breach of its material obligations under this Agreement in a manner that would cause the conditions set forth in Section 9.02 not to be satisfied; or

(ii)               (x) the Merger shall not have been consummated on or before the first date upon which Parent is required to consummate the Closing pursuant to Section 2.01(b) (the “Notification Date”), (y) all of the conditions set forth in Section 9.01 and Section 9.02 have been satisfied and remain satisfied and (z) the Company is ready, willing and able to consummate the Closing, in the case of clauses (y) and (z), throughout the period commencing on such first date through and including the Notification End Date; provided that the Company shall not terminate this Agreement pursuant to this Section 10.01(d)(ii) unless (A) the Company gives Parent prior notice of such proposed termination on or following the Notification Date and (B) the Merger is not consummated on or prior to the day that is three Business Days following the date of delivery of such notice (the “Notification End Date”); or

(iii)             prior to the Company Shareholder Approval, the Board of Directors shall have made an Adverse Recommendation Change in compliance with the terms of this Agreement, including Sections 6.03(c) and 6.03(d), in order to enter into a definitive Alternative Acquisition Agreement in respect of a Superior Proposal; provided, that, as a condition precedent to the effectiveness of any such termination (A) the Company shall have paid the Company Termination Fee in accordance with the terms, and at the times, specified in Section 11.04 and (B) the Company concurrently shall have entered into such Alternative Acquisition Agreement.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party (which, in the case of a termination by the Company pursuant to Section 10.01(d)(ii), shall be given in accordance with the proviso set forth in such section).

Section 10.02.  Effect of Termination.

(a)                If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any stockholder, agent, consultant or Representative of such party or any other Parent Related Party) to the other party hereto; provided that (i) the provisions of this Section 10.02, Article 11, Section 8.03(c) and Section 8.05

shall survive any termination hereof pursuant to Section 10.01 and (ii) subject to Section 10.02(b), neither the Company nor Parent shall be relieved or released from any liabilities or damages arising out of its willful and intentional breach of any provision of this Agreement.

(b)               Notwithstanding anything to the contrary contained in this Agreement, the Company agrees and acknowledges that, except as expressly permitted by Section 11.13, if Parent and Merger Sub fail to effect the Merger or otherwise are in breach of this Agreement, then (i) the Company’s sole and exclusive remedy against Parent, Merger Sub, any Debt Financing Source, any Guarantor, any Equity Investor or any of their respective Affiliates and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees or Representatives (collectively, the “Parent Related Parties”), whether at law or equity, in contract, in tort or otherwise, shall be to terminate this Agreement in accordance with Section 10.01 and to collect, if due, the Parent Termination Fee and any other amounts payable pursuant to Section 11.04(e) or under the Limited Guaranty, (ii) the payment of the Parent Termination Fee and any other amounts payable pursuant to Section 11.04(e) shall be deemed liquidated damages for any and all direct or indirect losses or damages of any kind, character or description incurred or suffered by the Company or any other Person in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby and thereby, and (iii) no other Parent Related Party shall have any further liability or obligation whatsoever relating to or arising out of this Agreement or any other Transaction Document or any of the transactions contemplated hereby or thereby. For the avoidance of doubt, under no circumstances shall the Company be (x) entitled to collect the Parent Termination Fee on more than one occasion (or, after the receipt thereof, any portion thereof or any further funds or amounts) or (y) permitted or entitled to receive both a grant of specific performance as contemplated by Section 11.13 and any money damages, including all or any portion of the Parent Termination Fee. The Company further agrees that the maximum aggregate liability of Parent, Merger Sub and all of the other Parent Related Parties, taken as a whole, shall be limited to an amount equal to the amount of the Parent Termination Fee, and in no event shall the Company seek to recover, or be entitled to recover, any money damages or other losses or damages of any kind, character or description in excess of such amount, except as expressly permitted by Section 11.04(e) (and only to such limited extent). In no event shall the Company seek to recover, or be entitled to recover, monetary damages from any Parent Related Party, other than Parent and Merger Sub under this Agreement or the Guarantors under the Limited Guaranty. The Company hereby covenants and agrees that it shall not, and shall cause its Subsidiaries not to, institute any proceeding or bring any other claim arising under, or in connection with, this Agreement, the Financing Commitment Letters, the Limited Guaranty or the negotiation, execution, performance, abandonment or termination of the transactions contemplated hereby or thereby (whether at law or in equity, under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil)) against Parent or any Parent Related Party except for claims: (i) against Parent and/or Merger Sub in accordance with and pursuant to the terms of this Agreement; (ii) against the Guarantors under the Limited Guaranty, subject to the terms and limitations thereof; (iii) against the Equity Investors for specific performance of their respective obligations under the Equity Commitment Letter to fund their respective commitments thereunder, subject to the terms and limitations thereof if, and only if, the conditions of Section 11.13(a) have been satisfied; and (iv) against Siris Capital Group, LLC under the Confidentiality Agreement, subject to the terms and limitations thereof (the claims described in clauses (i) through (iv) collectively, the “Retained Claims”). Notwithstanding anything herein to the contrary, the Company (on behalf of itself and each of its current and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees and Representatives) hereby waives any rights or claims against any Debt Financing Source or any of its Affiliates and any of their respective former, current and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees or Representatives (collectively, including the Debt Financing Sources, the “Debt Financing Source Related Parties”) in connection with this Agreement, the Debt Financing or the Debt Commitment Letters, whether at law or equity, in contract, in tort or otherwise, and the Company (on behalf of itself and each of its current and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees and Representatives) agrees not to commence (and if commenced, agrees to dismiss or otherwise terminate) any dispute, suit, claim, litigation, investigation, proceeding or other action against any Debt Financing Source Related Party in connection with this Agreement, the Debt Financing or the Debt Commitment Letters. In furtherance and not in limitation of the foregoing waiver, it is agreed that no Debt Financing Source Related Party shall have any liability for any claims, losses, settlements, damages, costs, expenses, fines or penalties to the Company (or any of its current and future direct or indirect equity holders, controlling persons, stockholders, agents, Affiliates, members, managers, general or limited partners, assignees and Representatives) in connection with this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 10.02(b) shall in any way limit or modify the rights and obligations of Parent or Merger Sub (nor, following the Closing Date, the Company as the Surviving Corporation) under the Debt Commitment Letters or the Debt Financing Agreements.

Article 11
Miscellaneous

Section 11.01.  Notices. All notices, consents, requests and other communications to any party hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed facsimile transmission or electronic mail (provided that, in the case of electronic mail, such confirmation is not automated), addressed as follows, if to Parent or Merger Sub, to:

c/o Siris Capital Group, LLC

601 Lexington Ave, 59th Floor

New York, New York 10022

Attention: Frank Baker

Facsimile No.: 212-231-2680

E-mail: baker@siriscapital.com

with a copy to:

Sidley Austin LLP

787 7th Ave, 16th Floor

New York, New York 10019

Attention: Dan Clivner and Asi Kirmayer

Facsimile No.: 212-839-5599

E-mail: dclivner@sidley.com; akirmayer@sidley.com

if to the Company, to:

Premiere Global Services, Inc.

3280 Peachtree Road NE, Suite 1000

Atlanta, Georgia 3030

Attention: L. Scott Askins
Facsimile No.: 404-262-8540

E-mail: scott.askins@pgi.com

with a copy to:

Alston & Bird LLP

950 F Street, N.W.

Washington, D.C. 20004

Attention: David E. Brown, Jr. and David A. Brown

Facsimile No.: 202-654-4945; 202-654-4963

E-mail: david.brown@alston.com; dave.brown@alston.com

or to such other address, electronic mail address or facsimile number as such party may hereafter specify for the purpose by notice in accordance with this Section 11.01 to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02.  Survival of Representations and Warranties. The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03.  Amendments and Waivers.

(a)                Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that, after the Company Shareholder Approval has been obtained, there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under the GBCC without such approval having first been obtained. Notwithstanding anything to the contrary in the foregoing, no DFS Provision may be amended or waived without the consent of the Debt Financing Sources.

(b)               No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04.  Expenses; Termination Fees.

(a)                General. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)               Company Termination Fee.

(i)                 If this Agreement is terminated by Parent pursuant to any clause of Section 10.01(c)(i), then the Company shall pay to Parent (or one or more designees of Parent) the Company Termination Fee.

(ii)               If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(iii) or by Parent pursuant to Section 10.01(c)(ii), (B) after the date hereof and prior to such termination, an Acquisition Proposal shall have been communicated to the Chairman or Chief Executive Officer the Company or to the Board of Directors or publicly announced or otherwise been communicated to the Company’s shareholders at or prior to the Company Shareholder Meeting and not publicly withdrawn on an unconditional basis, and (C) within 9 months following the date of such termination, the Company enters into a definitive written agreement for, or consummates, an Acquisition Proposal which, for the avoidance of doubt, need not be with the party to such Acquisition Proposal referenced in Section 11.04(b)(ii)(B) (except that, for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent (or one or more designees of Parent) the Company Termination Fee.

(iii)             If this Agreement is terminated by the Company pursuant to Section 10.01(d)(iii), then the Company shall pay the Company Termination Fee to Parent or one or more of Parent’s designees in the manner and at the time required by Section 11.04(d)(i).

“Company Termination Fee” means, (i) $9,871,421 if the Company Termination Fee is payable pursuant to Section 11.04(b)(iii) due to a termination of this Agreement pursuant to Section 10.01(d)(iii) by the Company in order to enter into a definitive Alternative Acquisition Agreement with an Excluded Party and such Alternative Acquisition Agreement is entered into within ten Business Days following the end of the No-Shop Period Start Time, and (ii) $19,742,842 in all other circumstances. The parties agree and acknowledge that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c)                Parent Termination Fee. If this Agreement is terminated by the Company pursuant to (i) Section 10.01(d)(i) and there is no state of facts or circumstances (other than a state of facts or circumstances caused by a breach of Parent’s or Merger Sub’s representations and warranties or covenants and other agreements hereunder) that would reasonably be expected to cause the conditions in Section 9.01 and Section 9.02 not to be satisfied on or prior to the End Date or (ii) Section 10.01(d)(ii), then Parent shall pay or cause to be paid to the Company $39,485,684 (the “Parent Termination Fee”).

(d)               Manner of Fee Payments. Any payment of the Company Termination Fee, the Parent Termination Fee or any other amount due under this Section 11.04 upon a termination of this Agreement shall be paid (i) simultaneously with, and as a condition precedent to, such termination in the case of a payment due pursuant to Section 11.04(b)(iii), (ii) in the case of payments due pursuant to Section 11.04(b)(ii), promptly, and in any event within two Business Days of, the occurrence of the applicable event described in clause (C) thereof and (iii) in all other cases, promptly, and in any event within two Business Days of, such termination, in each case by wire transfer of immediately available funds to one or more accounts designated by the recipient party.

(e)                Other Costs and Expenses. Each of the Company and Parent acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement. Accordingly, if either the Company or Parent, as the case may be, fails promptly to pay any amount due to the other party pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by such other party in connection with a legal action to enforce this Agreement that results in a judgment against it for such amount, together with interest on the amount of any unpaid fee, cost or expense, from the date such fee, cost or expense was required to be paid to (but excluding) the payment date, at the prime rate as published in the Wall Street Journal on the date that such payment was required to be made.

Section 11.05.  Disclosure Schedule and SEC Document References.

(a)                The parties hereto agree that any reference in a particular Section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of the Company that are contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a reasonable person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

(b)               The parties hereto agree that any information contained in any part of any Company SEC Document shall only be deemed to be an exception to (or a disclosure for purposes of) the Company’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed; provided that in no event shall any information contained in any part of any Company SEC Documents entitled “Risk Factors” or containing any “Forward Looking Statements,” or any other statements that are predictive, cautionary or forward-looking in nature, be deemed to be an exception to (or disclosure for purposes of) any representations or warranties of the Company contained in this Agreement.

Section 11.06.  Binding Effect; Benefit; Assignment.

(a)                The provisions of this Agreement shall be binding upon and, except as provided in Section 7.02, shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as provided in Section 7.02, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns. Notwithstanding the foregoing, (i) the Parent Related Parties shall be express third party beneficiaries with respect to Section 10.02(b), this Section 11.06, Section 11.07, Section 11.08 and Section 11.09 and (ii) each Debt Financing Source Related Party shall be an express third party beneficiary with respect to Section 10.01(d)(ii), Section 10.02(b), Section 11.03, this Section 11.06, Section 11.07, Section 11.08(b) and Section 11.09 (the “DFS Provisions”).

(b)               No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent and Merger Sub may assign their respective rights under this Agreement as collateral to the applicable Debt Financing Sources in connection with the Debt Financing. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 11.06 shall be null and void.

Section 11.07.  Governing Law. Except to the extent that the laws of the State of Georgia are mandatorily applicable to the Merger, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state; provided that, except as set forth in the Debt Commitment Letters, any dispute, suit, claim, litigation, investigation, proceeding or other action against arising out of or related to this Agreement, the Debt Commitment Letters or the transactions contemplated hereby that involves any Debt Financing Source Related Party shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the conflicts of law rules of such state.

Section 11.08.  Jurisdiction.

(a)                The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, any other Transaction Document or any transactions contemplated hereby or thereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Delaware Court of Chancery or, if such court shall not have jurisdiction, any federal court sitting in Delaware, so long as one of such courts shall have subject matter jurisdiction over such action, and that any such action arising out of this Agreement or the other Transaction Documents shall be deemed to have arisen from a transaction of business in the

State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(b)               Notwithstanding the foregoing, any Proceeding that involves any of Debt Financing Source Related Party or the performance of services by any Debt Financing Source Related Party with respect to the Debt Commitment Letters shall be brought and determined in the federal court sitting in the Borough of Manhattan, City of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court from any thereof, each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(c)                Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.09.  WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE DEBT FINANCING).

Section 11.10.  Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.11.  Entire Agreement. This Agreement and the other Transaction Documents together constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 11.12.  Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.13.  Specific Performance. Subject to the remainder of this Section 11.13, the parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the courts chosen in Section 11.08, in addition to any other remedy to which they are entitled at law or in equity. Notwithstanding the foregoing, or anything else to the contrary in this Agreement it is acknowledged and agreed by each party that:

(a)                the Company shall only be entitled to specific performance of Parent’s obligations to cause the Equity Financing to be funded and to consummate the Merger if and only if each of the following conditions has been satisfied: (i) all of the conditions set forth in Article 9 have been satisfied or validly waived (other than those conditions that, by their terms, are to be satisfied by action taken at the Closing (but subject to the satisfaction or waiver of those conditions)), (ii) the third Business Day after the final day of the Marketing Period shall have occurred, (iii) the Debt Financing has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing, (iv) Parent and Merger Sub fail to complete the Closing in accordance with Section 2.01 and (v) the Company has irrevocably confirmed to Parent in writing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur; provided that, for the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s obligations to cause the Equity Financing to be funded or to complete the Merger if the Debt Financing has not been funded or will not be funded at the Closing even if the Equity Financing is funded at the Closing;

(b)               nothing in this Section 11.13 is intended to be and shall not be construed to limit in any way the provisions of Section 10.02(b); and

(c)                in no event shall the exercise of the Company’s right to pursue a grant of specific performance pursuant to this Section 11.13 reduce, restrict or otherwise limit the Company’s right to terminate this Agreement and receive payment of the Parent Termination Fee; provided that under no circumstance shall the Company be permitted or entitled to receive both a grant of specific performance pursuant to this Section 11.13 and any payment of the Parent Termination Fee or other amounts payable pursuant to Section 11.04.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

COMPANY:

PREMIERE GLOBAL SERVICES, INC.

By:	/s/ Boland T. Jones
Name:	Boland T. Jones
Title:	Chairman of the Board and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

PARENT:

PANGEA PRIVATE HOLDINGS II, LLC

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Chairman

MERGER SUB:

PANGEA MERGER SUB INC.

By:	/s/ Peter Berger
Name:	Peter Berger
Title:	Chairman

Signature Page to Agreement and Plan of Merger